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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                              SOLPOWER CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



               NEVADA                                            87-0384678
    (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

   7309 EAST STETSON DRIVE, SUITE 102
         SCOTTSDALE, ARIZONA                                       85251
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                         (ZIP CODE)



ISSUER'S TELEPHONE NUMBER: (602) 947-6366

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT: NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                          COMMON STOCK, $.01 PAR VALUE
                                (TITLE OF CLASS)

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                                     PART I

         Except for historical information contained herein, this Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "SECURITIES ACT") and Section 21E of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and Solpower Corporation (the "COMPANY") intends that such forward-looking statements be subject to the safe harbors created thereby. Wherever possible, the Company has identified these forward-looking statements by words such as "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "INTENDS" and similar expressions. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in "ITEM 1. DESCRIPTION OF BUSINESS - FACTORS AFFECTING FUTURE PERFORMANCE" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those discussed elsewhere herein and in the exhibits hereto and incorporated by reference. Although the Company believes that the assumptions underlying the forward-looking statements herein are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed under "ITEM 1. BUSINESS - FACTORS AFFECTING FUTURE PERFORMANCE," the business and operations of the Company are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

         The Company has licensed the rights to distribute and market SOLTRON, an enzyme based fuel enhancing product, and SP34E, an ozone safe refrigerant gas, throughout North America. The Company intends to distribute these products directly and to sub-license the sales and distribution rights to the SOLTRON product on a regional basis throughout the United States, Canada and Mexico.

         The Company was incorporated in Utah on June 7, 1982 as Dynafuel Corporation. The Company originally conducted limited research and development of an experimental fuel using alcohol and other chemicals in a proprietary combination to produce a gasoline like motor fuel. The Company ceased these operations in 1988 and remained dormant until 1995. In November 1995, the Company acquired the marketing rights to a virtual reality motion based simulator and, in December 1995, changed its name to Virtual Technologies, Inc. In July 1996, the Company merged into a newly formed subsidiary incorporated in Nevada to change its domicile to the State of Nevada. During the fiscal year ended March 31, 1997 the Company sold the motion based simulator contract and related assets.

         In November 1996, the Company entered into a licensing agreement with Dominion Capital Pty., Ltd. ("DOMINION CAPITAL") to acquire the exclusive manufacturing, distribution, marketing and sales rights for the product SOLTRON in the United States, Canada and Mexico. As a result of entering into the licensing agreement, Dominion Capital and its affiliates gained control of the Company. A new Board of Directors was then elected and new management installed. A corporate philosophy of acquiring and commercializing environmentally friendly products was initiated. In June 1998 the Company entered into a second licensing agreement with Dominion Capital and acquired the exclusive manufacturing, distribution, marketing and sales rights for the product SP34E in the United States, Canada and Mexico.

PRODUCTS

         SOLTRON. SOLTRON is an enzyme based liquid fuel enhancing product that was developed over a period of 18 years by a group of scientists at the Japanese Institute of Bio-Energy. When added to fossil fuels SOLTRON reduces exhaust emissions, improves fuel economy, dispenses fuel sludge and other impurities and ultimately lowers engine maintenance costs. When mixed with liquid fuels, SOLTRON changes the molecular structure of fuel and improves oxygen absorption. The enzymes "FEED" on the damaging contaminants that cause fuel degradation. SOLTRON can be added to all liquid fossil fuels including gasoline, diesel and light and heavy oils either at the fuel pump or in bulk fuel tanks. SOLTRON has been sold commercially in Japan since 1993 and in Australia since 1996. SOLTRON was awarded the 1997 Best New Aftermarket Product Award (Chemical) by the Australian Automotive Aftermarket Association. SOLTRON will be marketed by the Company in North America as a natural enzyme product that will reduce emissions and improve fuel economy.

         Testing of SOLTRON has been conducted on behalf of Ford Motor Company of Australia Limited, Cetec Pty Ltd. (an independent science and technology laboratory and consulting firm in Australia), the Thailand Department of Marine Engineering - Marine Diesel Engine Laboratory and by various other independent end users. The results of such tests have shown that use of SOLTRON caused increased fuel economy, reduction of emissions and control of diesel sludge. The Company intends to conduct extensive field testing and objective laboratory testing of SOLTRON once the Phoenix, Arizona production facility is fully operational.

         SP34E. SP34E is a refrigerant gas developed in Japan by the Kinoh-Kinzohu Company as a replacement gas for ozone-depleting fluorinated refrigerants. SP34E is currently being sold in Japan, Australia and other Asian rim countries. Its applications include utilization in automotive, domestic, commercial and transport refrigeration and air-conditioning systems as an alternative to FREON(R) (R-12) and other fluorinated refrigerants. SP34E generally does not require replacement of mechanical components or removal of mineral and synthetic oils that are found in older refrigeration systems and has a lower discharge pressure and a much shorter atmospheric life span than other commonly used refrigerant gases.

         Testing  of  SP34E  has  been  conducted  by  the  Army   Technology  &
Engineering Agency, Mechanical Laboratory, Victoria, Australia and various independent refrigeration companies in Australia, New Zealand, Japan, Thailand and Taiwan. The results of these tests consistently show that SP34E is an acceptable direct drop-in replacement gas for R-12 and R-134a with improved operating characteristics over other refrigerant replacement gases. The Company intends to conduct extensive field testing, objective laboratory testing and make the necessary Environmental Protection Agency ("EPA") applications in connection with development of its marketing strategy for this product.

SUPPLIERS

         SOLTRON. SOLTRON consists of natural organic enzymes mixed with kerosene. SOLTRON enzyme concentrate is supplied exclusively to the Company by Neway Japan K.K. of Tokyo, Japan. Neway Japan K.K. has informed the Company that it currently has sufficient inventory of enzyme concentrate on hand to supply the Company's anticipated needs through 1999. Kerosene is readily available through local suppliers. The Company has produced its own proprietary bottle design for retail packaging and has selected a manufacturer that can produce in both the eastern and western United States in quantities to meet the Company's and its licensees' anticipated needs.
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         SP34E. The components of SP34E are readily  available through a variety of local suppliers.

MARKETING STRATEGIES

         SOLTRON. The fuel market can be divided into distinct groups such as diesel, gasoline, bunker and aviation fuel. These groups can be further sub-divided into distinct user segments: commercial transport fleets, government fleets, marine transport fleets, retail distribution and industrial. The EPA recently quadrupled the number of "NON-ATTAINMENT ZONES" in areas with severe emission problems resulting in certain fleet operators being forced to test or to start using alternative fuels such as propane or natural gas. New regulations such as restricted hours of service are also being considered. The Company believes that this increased regulation creates opportunities for consumer acceptance of its SOLTRON product and intends to focus on all North American markets with a major emphasis on commercial transport fleets. The Company's objective is to penetrate the fuel treatment market and increase fuel treatment usage of SOLTRON over a five year period while establishing consumer recognition of the SOLTRON brand name.

         The Company intends to exploit its SOLTRON manufacturing, marketing, sales and distribution rights in the United States, Canada and Mexico through the operation of a retained corporate territory and by granting exclusive licenses to an additional eight territories. The territories are as follows:

SOLPOWER NORTHEAST     Maine, Vermont, Massachusetts, Connecticut, Rhode Island,
                       New Hampshire, New York, New Jersey and Pennsylvania.
SOLPOWER MID-ATLANTIC  Delaware, Washington DC, Maryland, West Virginia,
                       Virginia, North Carolina, South Carolina, Tennessee and
                       Kentucky.
SOLPOWER CENTRAL       Minnesota, Iowa, Missouri, North Dakota, South Dakota,
                       Nebraska, Kansas, Wyoming and Colorado.
SOLPOWER SOUTHEAST     Alabama, Arkansas, Florida, Georgia, Louisiana and
                       Mississippi.
SOLPOWER SOUTH         Oklahoma, New Mexico and Texas.
SOLPOWER GREAT LAKES   Ohio, Indiana, Michigan, Illinois and Wisconsin.
SOLPOWER NORTHWEST     Alaska, Canada, Idaho, Oregon, Montana and Washington.
SOLPOWER SOUTHWEST     Arizona, California, Hawaii, Nevada and Utah.
SOLPOWER MEXICO        Mexico.

The Company will retain all commercial marine applications throughout North America and the Southwest Territory (California, Utah, Arizona, Nevada and Hawaii) for sales and distribution by the Company. The Company has entered into license agreements with Masters Marketing Group, Inc. for the Great Lakes Territory, Solpower Southeast Corporation for the Southeast Territory and Houston Mercantile Exchange, Inc. for the South and Mexico Territories. The Company is currently in negotiation with other parties related to two additional territories.

         The license agreements define the territory in which the licensees can manufacture, distribute, market and sell SOLTRON for a period of five years and require the licensees to purchase minimum annual amounts of SOLTRON enzyme concentrate from the Company. The agreements may be extended once by either party for additional five year periods. The license fee for each territory varies from $600,000 to $1,800,000. A 10% down payment on the licensee fee is required on entering into the agreement and the balance, which is evidenced by a promissory note payable over a two year period, is payable by charging a premium to the licensees on the SOLTRON enzyme concentrate price. The licensees are required to contribute to a national and territorial marketing fund that is administered by the Company to ensure that adequate marketing funds are dedicated to promotion of the product. Annual sales targets are set to encourage licensees to maximize sales efforts. Licensees have the right to appoint independent operators in their territory or utilize a direct sales force similar to that of the Company.
                                        4
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         Distribution of SOLTRON in the Company's  Southwest territory commenced in June 1998. Within its territory, the Company intends to deploy sales personnel to attempt to create a demand for SOLTRON in all market segments. The Company intends to coordinate a direct sales force to provide a focused marketing effort, which it believes will expose SOLTRON directly to the prospective customers more rapidly than by independent sales representatives offering multiple product lines. The Company also anticipates developing a national marketing effort focused on trade shows, trade journals and direct solicitations to potential major customers. The Company's overall goal is to successfully penetrate and create a substantial demand for SOLTRON in each market user segment.

         The Company retained Master Marketing Group, Inc. to develop a marketing plan for the national product launch of SOLTRON. To initiate such plan, the Company has employed two Area Sales Managers ("ASMS") for the southern California and Phoenix regions of the Company's territory. The marketing plan contemplates six ASMs in the Company's territory whose sales efforts will be serviced from the Company's Phoenix, Arizona production facility. The Great Lakes and Southeast Territories are being developed under a similar marketing plan by the individual licensees. The Company is developing product awareness at the national level through advertising in trade journals and participation in transportation and other industry related trade shows. Other activities to promote the Company's products include the identification and development of operations, marketing, accounting and administrative systems to achieve efficiency for the Company and licensees, the establishment of a corporate communications system supported by an in-house desktop publishing department and redesign and upgrading of the corporate image with new logos, web site, product brochures, trade show materials, product labeling and packaging and all related marketing materials.

         SP34E. SP34E is a direct drop-in refrigerant gas that replaces R-12 and R-134a refrigerant gases in existing air-conditioning and refrigerant units. Refrigerant gas is widely used in air-conditioning and refrigeration units in the residential, automotive, commercial and transportation sectors. Historically, chlorofluorocarbons ("CFCS"), hydrochlorofluorocarbons ("HCFCS") and hydrofluorocarbons ("HFCS") have been utilized as refrigerant gasses. CFCs used as refrigerant gases include R-12, HCFCs include R- 406A and HFCs include R-134a. Emissions of these gases have been proven to cause depletion of the ozone layer resulting in global warming. The EPA has banned production or importation of CFCs and production of HCFCs is scheduled to be phased-out in the United States by 2029. HFCs have not been banned or scheduled for phase-out, but contain gases that have global warming potential and are generally less effective as a refrigerant gas than CFCs or HCFCs. The Company intends to market SP34E as an environmentally safe replacement for R-12 refrigerants with greater efficiency and less environmental impact than R-134a.

         The Company has only recently acquired the distribution and marketing rights related to the SP34E and has not fully developed its marketing strategy for this product. The Company anticipates that it will develop a territorial strategy for certain market segments and also market this product directly, similar to the strategy developed for its SOLTRON product.

PRODUCT RIGHTS ACQUISITION AGREEMENTS

         SOLTRON. The Company acquired the exclusive rights to produce, market and distribute SOLTRON in North America through an agreement with Dominion Capital in consideration for 5,000,000 shares of the Company's Common Stock and the grant of certain options and payment of cash consideration upon meeting certain sales levels. The agreement is for a period of five years and is renewable for an additional five year term. The Company also has a right of first refusal to commercialize SOLTRON and other products controlled by Dominion Capital on a global basis, except Japan.
                                        5
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         SP34E. The Company acquired the exclusive North American manufacturing, distribution, marketing and sales rights to SP34E from Dominion Capital in consideration of the issuance of 6,000,000 shares of the Company's Common Stock and the payment to Dominion Capital of a royalty of $2.25 per kilogram of SP34E sold by the Company. The term of the agreement is for five years and the Company has an option to renew the agreement for an additional five year term.

PROPRIETARY RIGHTS

         The Company intends to rely on a combination of trade secret and copyright laws, sub-license agreements and confidentiality and non-compete agreements to establish and protect its proprietary rights in its products. There can be no assurance that any license, confidentiality or non-compete agreement between the Company and its employees, consultants and licensees will provide meaningful protection for the Company's proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

         The Company has applied with the United States Patent and Trademark Office ("USPTO") for a trademark registration for SOLTRON and a service mark registration for the mark SOLPOWER. Registration of the SOLTRON product has also been made with the EPA. Dominion Capital has applied with the USPTO for tradename registration for SP34E.

COMPETITION

         The Company will compete with numerous well-established fuel additive and chemical products companies that possess substantially greater experience, financial, marketing, personnel and other resources than the Company. Many of the Company's competitors have achieved significant national, retail and local brand name and product recognition and engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets and to introduce new products.

         The Company's ability to compete successfully will depend on the Company's success at penetrating each targeted market segment with its product, the consumer acceptance of its product and the Company's ability to license and develop new and improved products. There can be no assurance that the Company will be able to compete successfully, that its products will meet with consumer approval, that competitors will not develop and market products that are similar or superior to the Company's products or that the Company will be able to successfully enhance its products or develop new products meeting with consumer approval. The Company intends to focus on the environmentally friendly characteristics of its products in comparison to its competitors' products.

         Some products that may compete directly with the Company's SOLTRON product include STP Fuel Stabilizer and STP Diesel Fuel Treatment produced by First Brands Corporation, Slick 50 produced by Slick 50 Products Corporation, Valutect VT-5000 produced by Valutect Petroleum Products Corp. and Fuelen produced by Fuelen International, Inc. The Company believes that it can successfully compete with these products and penetrate the fuel additive market due to the unique environmentally friendly characteristics and multi-function applications of its SOLTRON product.

         The Company will compete with numerous national and international companies that produce refrigerant gas including DuPont, Elf Autochem, ICI and Allied Signal. The Company believes that the ban and phase-out of other refrigerant gases combined with the environmentally safe characteristics and product utility of its SP34E product will allow it to compete successfully in the refrigerant gas market.

PRODUCTION FACILITIES

         The Company has an approximate 12,000 square foot industrial facility in Phoenix, Arizona that serves as its production, warehousing and distribution plant for its SOLTRON product as well as its territorial sales office. The facility has capacity to produce 1,000,000 gallons of SOLTRON product per year which is expected to meet the Company's anticipated needs for product for the foreseeable future. The Company anticipates that the production facility will be operational in August 1998.

         The Company has an approximate 2.25 acre production facility in Elkhart, Indiana with an approximate 10,000 square foot warehouse. The facility is sufficient to accommodate an SP34E tank farm and production area with an annual capacity of 20,000 tons of finished product. The Company anticipates additional production facilities will be acquired or leased as the marketing and distribution of SP34E is developed.

REGULATION

         The use of certain chemicals and other substances is subject to extensive and frequently changing federal, state, provincial and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the Occupational Health and Safety Administration, various state agencies and county and local authorities acting in conjunction with federal and state authorities. Among other things, these regulatory bodies impose requirements to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. The Company's products utilize chemicals that are classified under applicable laws as flammable and hazardous chemicals or substances. The Company provides all required label warnings and instructions for the handling of these substances.

         The EPA has established the EPA Motor Vehicle Aftermarket Retrofit Device Evaluation Program to evaluate the effects of fully developed aftermarket devices on vehicle emissions and fuel economy. Participation in the program by manufacturer of devices is voluntary. EPA evaluations of engines, retrofit devices, emission control devices and related products are conducted for the purpose of keeping policy makers, technical personnel in government and industry, and the general public abreast of developments in the field of automotive fuel economy and pollutant emission control. Aftermarket fuel additives are also included in the evaluation program and are required to be registered with the EPA Fuels and Energy Division. The Company has registered its SOLTRON product under this program.

         The Company will also be subject to regulation by the Federal Trade Commission ("FTC") with respect to the marketing of its products. Although the FTC has a long history of pursuing enforcement actions against fuel saving, fuel additive and oil additive products, the Company believes that it has sufficient research, independent testing and scientific evidence to substantiate the Company's advertising and promotional claims regarding its SOLTRON product.

         The Company will be subject to making application to the EPA under the Significant New Alternatives Policy ("SNAP"), the American Society of Heating and Air Conditioning Engineers, Inc. ("ASHRAE") and Underwriters Laboratories, Inc. ("UL(R)") in order to categorize the acceptable uses of its SP34E product. The Company intends to make all the necessary EPA-SNAP, ASHRAE and UL(R) submissions prior to marketing SP34E in the United States.

         The Company believes that it is in substantial compliance with all laws and regulations governing its material business operations and has obtained all required licenses and permits for the operation of its business. There can be no assurance that the Company in the future will be able to comply with, or continue to comply with, current or future government regulations in every jurisdiction in which it will conduct its material business operations without substantial cost or interruption of its operations, or that any present or future federal, state, provincial or local environmental protection regulations may not restrict the Company's present and possible future activities. In the event that the Company is unable to comply with such requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

EMPLOYEES

         At August 1, 1998, the Company employed five full time personnel, including two administrative, one production and two marketing employees. The Company's employees are not covered by any collective bargaining agreements. The Company considers its relationship with its employees to be good.

FACTORS AFFECTING FUTURE PERFORMANCE

         LIMITED OPERATING HISTORY. The Company's current operations have only been implemented since November 1996. Accordingly, the Company has a limited operating history with respect to the distribution and marketing of fuel additives and has not yet commenced its marketing strategies with respect to its refrigerant gas product. The Company's immediate strategy with respect to its SOLTRON product is to enter into sub-licensing agreements for territories covering substantially all of North America and to expand its sales and marketing efforts through direct sales personnel and independent sales representatives. The Company may require significant additional capital to fully implement its business plan and expand its operations. There can be no assurance that the Company will be able to achieve, or maintain, profitable operations or positive cash flow at any time in the future.

         NEED TO DEVELOP LICENSEE NETWORK. The Company has only recently commenced sub-licensing the sales and distribution rights to its SOLTRON product for its North American territories. Establishment of a distribution network sufficient to supply customer demand for the Company's SOLTRON product will be critical to the success of the Company. The Company anticipates developing this network primarily through its licensees and secondarily through direct sales and marketing efforts. The Company has not yet fully developed its strategies with respect to its SP34E product. Numerous factors, including lack of sufficient inventory or capital, failure of the Company's products to generate sufficient demand and lack of sufficient qualified, experienced personnel may contribute to the difficulties the Company will face in establishing an efficient distribution network for its products. While the Company intends to engage qualified personnel and believes it is sufficiently capitalized, no assurance can be given that the Company's products will be accepted by industrial or retail consumers, that a satisfactory distribution network can be established or that the Company's proposed operations will be profitable.

         UNCERTAINTY OF WIDESPREAD MARKET ACCEPTANCE OF PRODUCTS, LIMITED MARKETING EXPERIENCE. The Company has just commenced marketing SOLTRON and only recently acquired the North American rights to its second product SP34E. The Company has conducted limited marketing activities and has limited marketing experience with respect to its products. As is typical with new products, demand and market acceptance for the Company's products is subject to a high level of uncertainty. Achieving widespread market acceptance for its products will require substantial marketing efforts and the expenditure of sufficient funds to create brand recognition and customer demand and to cause potential customers to consider the potential benefits of the Company's products. The prospects for the Company's product line will be largely dependent upon the Company's ability to achieve market penetration. Achieving market penetration will require sufficient efforts by the Company to create awareness of and demand for the
                                        8
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Company's products. The Company's ability to build its customer base will depend in part on the Company's ability to locate, hire and retain sufficient qualified marketing personnel and to fund marketing efforts, including advertising. There can be no assurance that the Company's products will achieve widespread market acceptance or that the Company's marketing efforts will result in profitable operations.

         LIMITED PRODUCT LINE. The Company currently holds the marketing and distribution rights to two products, SOLTRON and SP34E. The Company's profitability will be dependent upon the market acceptance of these products and the Company's ability to improve these products and develop additional products to meet consumer approval.

         SUPPLY, CAPACITY AND DISTRIBUTION CONSTRAINTS. In order for the Company to successfully market its products, the Company must be able to timely fill orders for its sales distributions as well as supplying its licensees with the SOLTRON concentrate. Additionally, the licensees will have to likewise timely meet their order demands. The ability of the Company and its licensees to timely meet their supply requirements will depend on numerous factors including their ability to successfully establish an effective distribution network and to maintain adequate inventories and the ability of the Company's sole supplier to adequately produce the SOLTRON product in volumes sufficient to meet demand. Failure of the Company and its licensees to adequately supply product to retailers or of the Company's supplier to adequately produce product to meet demand could materially adversely impact the operations of the Company.

         DEPENDENCE UPON RAW MATERIALS AND SUPPLIERS. The SOLTRON concentrate will be subject to price fluctuations based upon supply and demand of such product. In addition, because the product is produced in Japan, fluctuations of the relative value of the yen and dollar could adversely affect the cost of the product to the Company. The Company's sole supplier of its SOLTRON product is Neway Japan K.K. Interruption of the Company's product supply could result from several factors, such as disruption of supply of raw product, work stoppages, strikes or other labor difficulties, changes in governmental or international regulations or natural or man caused disasters occurring with respect to its supplier. Any increase of costs of the Company's raw products or disruption of its supplier could severely affect the Company's business operations.

         RELIANCE ON MANAGEMENT; LIMITED PERSONNEL. The Company is highly dependent on the services of its executive officers, James H. Hirst and Leif Schipper. Neither Messrs. Hirst nor Schipper are subject to an employment agreement. The loss of the services of Mr. Hirst or Mr. Schipper or the inability to attract or retain alternative or additional qualified personnel will have a materially adverse affect on the Company. Attracting and retaining qualified personnel is critical to the Company's business plan. No assurances can be given that the Company will be able to retain or attract such qualified personnel or agents, or to successfully implement its business plan.

         CAPITAL REQUIREMENTS. The Company anticipates that additional funding will be required to meet management's growth objectives and fully implement its business plan. The Company may seek additional debt or equity financing through banks, other financial institutions, companies or individuals. No assurance can be given that the Company will be able to obtain any such additional equity or debt financing on satisfactory terms or at all. No assurance can be given that any such financing, if obtained, will be adequate to meet the Company's needs for the foreseeable future. If the Company is not able to successfully obtain sufficient capital, the Company's ability to continue as a viable business enterprise will be substantially impaired.

         MANAGEMENT OF GROWTH. The Company anticipates rapid growth in the future if its marketing efforts are successful. In such event it will require effective management and resources. This growth, if achieved, will place significant strains on the Company's financial, managerial and other resources.

Failure to effectively manage growth could have a materially adverse effect on the Company's business and profitability.

         SEASONAL FLUCTUATIONS. The Company's limited experience suggests that a greater demand for its SP34E product will occur in summer months, which is anticipated to result in more revenues in the Company's third and fourth fiscal quarters ending June 30 and September 30, respectively. Fluctuations in quarterly operating results may impact the market for the Company's Common Stock and result in high volatility the price of the Company's Common Stock.

         COMPETITION. The markets for fuel additives and refrigerant gases are highly competitive. The Company believes that its products can compete and that its management's qualifications will enable it to compete effectively. There is no assurance that the Company's business plan can be successfully implemented. The Company will compete with established manufacturers and distributors that have developed brand recognition, many of which will have significantly greater operating history, name recognition and resources than the Company. Other companies and vendors may also enter into competition with the Company as a result of the Company's increased marketing efforts. The lack of financial strength of the Company may be a negative factor for the Company's ability to penetrate its product markets even if the Company's products are superior.

         LIMITED PATENT AND PROPRIETARY INFORMATION PROTECTION. The Company believes that the proprietary processes used in production of its products does not infringe on the proprietary rights of others. In the event that the Company's products infringe the patent or proprietary rights of others, the Company may be required to modify its process or obtain a license. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do so would have a material adverse effect on the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to prosecute or defend a patent infringement or proprietary rights action.
Moreover, if any of the Company's products infringe patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which could have a material adverse effect on the Company. The Company also relies on proprietary know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its proprietary rights. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such processes, concepts, ideas and documentation. Although the Company requires all of its employees to sign non-disclosure, non-competition and inventions agreements, there can be no assurance that such agreements will be enforceable or will provide meaningful protection to the Company. There can be no assurance that the Company will be able to adequately protect its trade secrets or that other companies will not acquire information that the Company considers proprietary. Moreover, there can be no assurance that other companies will not independently develop know-how comparable to or superior to that of the Company.

         PRODUCT ACQUISITION AGREEMENT. The Company's rights to a substantial portion of its product lines are dependent upon its rights under the product acquisition agreements with and the rights of Dominion Capital with respect to its SOLTRON and SP34E products and the process, formulae and other proprietary rights related to such products. Any termination or impairment of the rights of Dominion Capital to such proprietary rights or to the rights of the Company under the agreements would materially adversely affect the Company. Additionally, the Company's rights to the products under the agreements are limited to a term of five years, each of which are extendable for an additional five years.

         NEED FOR  ADDITIONAL  DEVELOPMENT  OF  CERTAIN  PRODUCTS.  The  Company
believes that development work on its SOLTRON and SP34E products is substantially complete. However, testing of these products in the United States has been limited. The Company anticipates that its future research and development activities combined with experience gained from commercial production and use of the SOLTRON and SP34E products could result in the need for further refinement and development. There can be no assurance that unforeseen circumstances will not require expensive additional development of the Company's products and their applications. In addition, the Company may in the future need to make improvements in its product line in order for such products to remain competitive.

         ADEQUACY OF PRODUCT LIABILITY INSURANCE. The use of the Company's products entails inherent risks of adverse effects that could expose the Company to product liability claims. Product liability claims could have a material adverse effect on the business and financial condition of the Company. While the Company has obtained $5,000,000 in product liability insurance, there can be no assurance that the Company will be able to maintain such product liability insurance on acceptable terms or if maintained that such insurance will provide adequate coverage against all potential claims.

         CONTROL BY EXISTING SHAREHOLDERS. The Company's principal shareholders and their affiliates own or control a substantial voting block of the Company's outstanding Common Stock. As a result, these shareholders, if acting together, would be able to effectively control matters requiring approval by the shareholders of the Company, including the election of the Company's Board of Directors.

         INTERNATIONAL TRADE. The Company anticipates engaging in sales in both Canada and Mexico and will import SOLTRON concentrate from Japan. Currency fluctuation and other normal risks of conducting business internationally, including regulatory changes and requirements, fluctuating exchange rates, tariffs and other barriers, management difficulties, potentially adverse tax consequences and potentially difficult legal enforcement and collection problems could have a materially adverse impact on the financial condition of the Company.

         ILLIQUIDITY AND LACK OF PUBLIC MARKET. At the present time there is only a limited public market for any of the Company's securities through its listing on the OTC Bulletin Board. The Company is in the process of qualifying its Common Stock for listing with the NASDAQ SmallCap Market and by attracting additional qualified broker/dealers to make a market in its Common Stock. There can be no assurance that an active trading market in the Company's Common Stock will develop or be sustained. If a market for the Company's Common Stock does develop, the market price of the Common Stock may be highly volatile. Any broker/dealer that makes a market in the Company's securities may have a significant influence over the market for the Company's Common Stock, if such market develops, and the price and liquidity of the Common Stock may be affected by the degree of participation of any person in such market. Even if a market develops, there can be no assurance that all market making activity may cease at any time. As a result, purchasers of the Company's Common Stock may be unable to liquidate their investment readily or at all.

         SECURITIES LAW COMPLIANCE. The Company has been involved in complex transactions and in offerings of securities which may have associated compliance defects by the Company or one or more of its shareholders. While management is not aware that the Company has failed to comply with applicable rules and regulations, no assurances can be made that all such transactions were in complete compliance with applicable federal and state securities laws or that a claim with respect to non-compliance will not be made. Costs may be incurred by the Company to defend any claim of non-compliance and the Company may be required to offer rescission rights with respect to sales of its securities which would severely affect the operations and financial condition of the Company.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion should be read in conjunction with the Company's consolidated financial statements and related notes included herein. Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon assumptions about future conditions that could prove to be inaccurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements.

         The Company's ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of the Company's products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, and other factors affecting the Company's business that are beyond the Company's control.

         The Company undertakes no obligation and does not intend to update, revise or otherwise publicly release the result of any revisions to these forward-looking statements that may be made to reflect future events or circumstances.

RESULTS OF OPERATIONS

         Management anticipates a material rise in revenue, during the next fiscal year, as a result of the contracted performance required under existing Master License Agreements and from sales in the Company's corporate territory. During the past year sales were entirely related to the sale of licenses and costs were related to organization of the corporate offices and business plan; organization and production of licensing agreements and related materials; identification and qualification of territory licensees; locating, leasing, permitting and equipping the Phoenix production facility; financing and investor relations activities; technology transfer and requisite trademark, service mark and product registrations.

         YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997. At March 31, 1998, the Company had a positive working capital of $3,426,744 including $78,724 of unrestricted cash, $104,619 in certificates of deposit, as compared to a positive working capital of $437 at March 31, 1997. The increase in working capital was primarily due to a private placement of the Company's Common Stock and the sale of two licensed territories. Operating activities for the year ended March 31, 1998 utilized cash of $975,000 as compared to $857,879 for the year ended March 31, 1997. The increased utilization of cash resulted primarily from the expansion of the Company's territory licensing activity, systems development and establishment of the corporate manufacturing and distribution facility in Phoenix, Arizona.

         Cash flow of $1,854,364 was provided from shareholder advances, placement of the Company's Common Stock and the sale of two licenses for the year ended March 31, 1998 as compared to $440,000 for the year ended March 31, 1997 which resulted from placement of the Company's Common Stock.

         As of March 31, 1998 the Company had no material commitments for capital expenditures. For the year ended March 31, 1998, the Company incurred net profits of $1,411,928 compared to a net loss of $976,764 for the year ended March 31, 1997, which contributed to net cash used in operating activities of $1,330,332 and $964,902 for each of the years ended March 31, 1998 and 1997 respectively.

         SEASONALITY. Sales of the Company's SP34E product may be subject to higher volumes in the summer months resulting in higher revenues in the Company's first and second fiscal quarters. However, no pattern of sales volumes has yet been established.

         IMPACT OF INFLATION. The Company does not believe that inflation will have any material impact on its commercial activities for the ensuing year as its products do not fall under categories that are traditionally affected.

         YEAR 2000 COMPLIANCE. Management has utilized the latest versions of recognized computer software and therefore believes it will not encounter any of the computer software problems contemplated or predicted to occur at the entrance into the year 2000.

         OUTLOOK. The year ended March 31, 1998 was a year of organization and planning for the Company as it devoted its focus to defining and implementing its corporate plan; finalizing a comprehensive and workable Master License Agreement; identifying, negotiation and execution of Master License Agreements with qualified licensees; negotiation and finalization of financing; and the negotiation and finalization of the SP34E product rights acquisition.

         Management foresees that implementation of the marketing plan at the corporate level and by all licensees will result, by the end of the 1999 fiscal year, in increased revenues and product acceptance. An important milestone will be acceptance of the product by any one of the tier one participants (100 million gallons of fuel consumed per annum) in the North American transport industry. Sale of the remaining licensed territories and development of the corporate Marine Division are also anticipated to enhance revenues and corporate development. The introduction of SP34E and other environmentally friendly products are expected to increase revenues and diversify its product line.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases approximately 1,400 square feet of office space utilized as its corporate offices at 7309 East Stetson Drive, Suite 102, Scottsdale, Arizona 85251. The lease is for a term through June 30, 2001, with current monthly rental payments of $1,845 that increases to approximately $1,960 per month in March 1999.

         The Company also leases approximately 12,000 square feet of space at 4247 West Adams, Suite 2, Phoenix, Arizona 85009 that is utilized as its corporate manufacturing, warehousing and distribution plant and as a corporate territory sales office. Monthly lease payments are approximately $4,900 and the lease expires on September 14, 2002. The Company is in the process of exercising an option to purchase the building for $639,000. The Company anticipates the purchase to be completed on or before September 14, 1998.

         The Company leases an approximate 2.25-acre production facility in Elkhart, Indiana. The property improvements include an approximate 10,000 square foot warehouse and sufficient outside area to accommodate an SP34E tank farm and production area with an annual capacity of 20,000 tons of finished product. The lease is for a term through May 31, 2003 and monthly rental payments are $2,500 through the term. The Company intends to sublease 3,500 square feet of the warehouse space to the Solpower Great Lakes and Solpower Southeast licensees for SOLTRON production.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of June 30, 1998, the ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each officer and director individually, and all officers and directors as a group. The Company has been advised that each person has sole voting and investment power over the shares listed below unless otherwise indicated.

   NAME AND ADDRESS                    AMOUNT AND NATURE            PERCENT OF
OF BENEFICIAL OWNERSHIP                  OF OWNERSHIP                CLASS(1)
-----------------------                -----------------            ----------

Fraser M. Moffat III                            0                        0%
18 Lake Avenue
Montrose, Pennsylvania

James H. Hirst                                100                       (2)
7309 East Stetson Drive,
Scottsdale Arizona

Leif Schipper                                 100                       (2)
7309 East Stetson Drive,
Scottsdale Arizona

Jerry W. Goddard                          135,000(3)                   0.8%
7309 East Stetson Drive,
Scottsdale Arizona

Naoya Yoshikawa                               100                       (2)
2-16-42 Takanawa
Minato-Ku, Japan

Angelus Inc.                            4,000,000                       23%
Suite IA Hirzel Court
Hirzel Street, St. Peter Port
Guernsey

Peter Voss(4)                           6,894,950                     39.6%
Level 11, Dominion Building
533 Little Lourdale Street
Melbourne, Victoria 3000
Australia

Dominion Capital Pty. Ltd.(4)(5)        5,614,650                       32%
3 Hewitt Street,
Cheltenham, Australia

Marino Investments Ltd.                 1,000,000                      5.7%
c/o Warwick Nominees Ltd.
Smith Street, St. Peter Port
Guernsey

All Directors and Officers                135,300                      0.8%
As a Group (5 persons)
(1) Based upon 17,391,560 shares of Common Stock being issued and outstanding on July 31, 1998.
(2) Less than 0.1%.
(3) Includes 100,000 shares held by an entity associated with Jerry W. Goddard over which he has an exercisable control.

(4) Mr. Peter Voss controls Dominion Capital Pty. Ltd which holds 5,614,650 shares and A1 Financial Planners Pty. Ltd. which holds 980,200 shares. The total reflected includes 300,000 shares held by Mr. Voss' wife and two adult children and in which Mr. Voss disclaims all beneficial interest. (5) Dominion Capital will be granted options to purchase up to an additional 750,000 shares of Common Stock at prices ranging from $2.50 To $5.00 per share upon Soltron sales revenues attaining certain levels.

         In addition to the above, the Company is obligated to issue an additional 6,000,000 shares of its Common Stock to Dominion Capital and its assigns under the terms of the agreement by which it acquired its right to market and distribute the SP34E product.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers of the Company, their ages and positions held in the Company are as follows:

NAME                           AGE               POSITIONS HELD
----                           ---               --------------

Fraser M. Moffat III           69                Director & Chairman
James H. Hirst                 51                Director, President & CEO
Leif Schipper                  41                Director & Secretary/Treasurer
Jerry W. Goddard               58                Director
Naoya Yoshikawa                52                Director

         FRASER M. MOFFAT III joined the Company as a Director and Chairman of the Board in May 1998. From January 1985 through February 1995, Mr. Moffat was First Vice President of Institutional Sales at Lehman Brothers, Inc. Hamburg, Germany office. From October 1971 to December 1984, Mr. Moffat was a Vice President at Merrill Lynch Pierce & Fenner. Previously, Mr. Moffat served in the United States Navy from 1953 to 1956 where he attained the rank of Lieutenant Commander. Mr. Moffat graduated from Williams College in 1951 with a BA degree.

         JAMES H. HIRST has served as Chief Executive Officer of the Company since September 1997, and a Director and President since May 1998. Mr. Hirst has served as President of Mesquite Management Ltd. from March 1986 to present where he has provided consulting services to early stage companies in connection with their operations, financial information systems and legal compliance. In performing his consulting services, Mr. Hirst served as a director of Rock Resources Inc. from November 1996 to present, as director and President of Consolidated Bahn Foods Ltd. From April 1998 to present, as a vice president from January 1991 to 1996 and President to October 1996 of Parisco Foods Limited, as the Chief Executive Officer from January 1991 to 1997 and director from November 1997 to present of Global Tree Technologies, Inc., as a director of Consolidated Shoshoni Gold Inc. from August 1996 to August 1997, as the president and director of Consolidated Newgate Resources Ltd. from October 1990 to May 1992 and as the president and director of Yuma Gold Mines Ltd. from October 1990 to August 1994. From 1966 to 1980, Mr. Hirst was a member of the Royal Canadian Mounted Police - Commercial Crime Section. Mr. Hirst attended the Canadian Police College, Ottawa, Ontario, Canada in 1980 and completed the Computer Crime Investigation Course and Senior Investigators Course. He achieved the rank of Sergeant after only 13 years of service and in 1981 resigned to establish his private consulting business. In 1979, Mr. Hirst graduated with a Bachelor of Commerce (Accounting and Management Information Systems) from the University of British Columbia.

         LEIF SCHIPPER has served as a Director of the Company since November 1996 and as the Company's Secretary, Treasurer and Chief Financial Officer since May 1998. Mr. Schipper has practiced accounting in Australia since 1974 and since 1979 was the founding partner of the firm Schipper, Lissauer & Associates.. Mr. Schipper's accounting practice had an extensive emphasis on companies involved in technology development. In June 1997, Mr. Schipper retired from his accounting practice in order to devote his full energies to the Company. Mr. Schipper graduated with a Bachelor of Economics (specializing in Accounting) from Monash University in Australia and with a Masters in Taxation from Melbourne University in Australia. Mr. Schipper was made a Fellow of the Australian Society of Certified Practicing Accounts
(FCPA) with Specialist Designation in Taxation in October 1996.

         JERRY W. GODDARD has served as Director of the Company since November 1996. Mr. Goddard has been the Managing Director of Prime Mortgage Group Limited (Australia) from 1991 to present and is directly responsible for the implementation of strategies including fund raising and marketing of the group's products to the financial community. Mr. Goddard has served as director of Golden Triangle Resources Ltd., an Australian mining company from 1994 through present.

         NAOYA YOSHIKAWA has served as Director of the Company since November 1996. Mr. Yoshikawa served as President of Crest Japan Inc. from 1987 to present. Mr. Yoshikawa has served as a director of several companies in the past decade, including the Japan - America Friendship Association from 1989 to present, Japan Environmental Protection Organization from 1991 to present. Mr. Yoshikawa also served as Chief Executive Officer of Dominion Capital Japan Ltd. from 1996 to present. In his capacity as General Manager and Chief Executive Officer of Dominion Capital Japan Ltd., Mr. Yoshikawa represents Solpower Australia Pty. Ltd. and SOLTRON operations in Japan. Mr. Yoshikawa has a Masters Degree in Economics and Business Administration and is Honorary Professor of the University of Mindanao for Environment and Protection, as well as holding the position of President of the Association of Clean Air Devices.

ITEM 6. EXECUTIVE COMPENSATION

         The following table reflects all forms of compensation for services to the Company for the fiscal years ended March 31, 1998, 1997 and 1996 for the Chief Executive Officer and Chief Financial Officer of the Company. No officer of the Company received salary or bonus in excess of $100,000 for any of these fiscal years.

                           SUMMARY COMPENSATION TABLE
                                                                        LONG
                                                                        TERM
                                           ANNUAL COMPENSATION      COMPENSATION
                               -------------------------------------------------
                                                        OTHER          STOCK
                               FISCAL                  ANNUAL         OPTIONS
NAME AND PRINCIPAL POSITION     YEAR      SALARY    COMPENSATION      (SHARES)
James H. Hirst                  1998        --       $58,333(2)       300,0003
Chief Executive Officer         1997        --           --              --
                                1996        --           --              --


Leif Schipper                   1998    $65,000(1)       --              --
Chief Financial Officer         1997        --           --              --
                                1996        --           --              --

(1) The director's fees for fiscal year ended March 31, 1998 were $90,000, $25,000 of which Mr. Schipper elected to defer.
(2) During the fiscal year ended March 31, 1998, Mr. Hirst acted as a consultant to the Company for the compensation stated.
(3) The options have not yet vested and have been allotted pursuant to an option plan with requisite vesting requirements to be achieved.

OPTION GRANTS

     The following table sets forth information regarding the grant and exercise of options to the Company's executive officers for the fiscal year ended March 31, 1998.

                        OPTION GRANTS IN FISCAL YEAR 1998

               NUMBER OF SHARES OF      PERCENT OF TOTAL
                  COMMON STOCK        OPTIONS GRANTED TO
               UNDERLYING OPTIONS     EMPLOYEES IN FISCAL   EXERCISE ON BASE PRICE
     NAME          GRANTED                  YEAR                  ($/SH)             EXPIRATION DATE
----------------------------------------------------------------------------------------------------
James H. Hirst     100,000                 16.67%                  $1.00              Jan. 30, 2003
                   100,000                 16.67%                  $1.75              Jan. 30, 2003
                   100,000                 16.67%                  $2.50              Jan. 30, 2003

OPTION EXERCISES AND VALUES

         The following table sets forth information regarding the exercise and values of options held by the Company's executive officers as of March 31, 1998.

                          AGGREGATE OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                    VALUE OF
                                                 NUMBER OF       UNEXERCISED IN-
                                                UNEXERCISED        THE-MONEY
                                                OPTIONS AT         OPTIONS AT
                  SHARES                        MARCH 31, 1998   MARCH 31, 1998
                ACQUIRED ON                     EXERCISABLE/      EXERCISABLE/
   NAME          EXERCISE    VALUE REALIZED     UNEXERCISABLE    UNEXERCISABLE
--------------------------------------------------------------------------------

James H. Hirst      0             0               0/300,000        0/$300,000


EMPLOYMENT AGREEMENTS

         The Company has no employment agreements with its executive officers.

DIRECTOR COMPENSATION

         All authorized out-of-pocket expenses incurred by a Director on behalf of the Company are subject to reimbursement. The Company has agreed to compensate all of the directors in the amount of $500 per month commencing July 1, 1998.

STOCK OPTION PLAN

         In November 1997, the Board of Directors adopted a Stock Option and Incentive Plan (the "PLAN"), which the shareholders approved on November 22, 1997. The purpose of the Plan is to provide a means through which the Company may attract able persons to enter the employ of and provide services for the Company and to provide a means whereby those persons upon whom the responsibilities for the successful administration and management of the Company rest, and whose present and potential contributions to the welfare of the Company are of importance, can acquire and maintain an ownership interest, thereby strengthening their commitment to the welfare of the Company and the desire to remain in the employ or service of the Company. A further purpose of the Plan is to provide such persons with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. So that the appropriate incentive can be provided, the Plan provides for granting options, incentive stock options, stock appreciation rights, restricted stock awards, performance shares and dividend equivalents, or any combination of the foregoing. As of July 1, 1998, 1,200,000 stock options had been granted under the Plan at exercise prices ranging from $1.00 to $7.00 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On November 4, 1996 the Company entered into an Acquisition Agreement with Dominion Capital for the acquisition of the exclusive manufacturing, distribution, marketing and sales rights in North America to the product SOLTRON. The original term of the original agreement was for five years and provided that the Company issue 5,000,000 shares of its Common Stock, issue preferred stock and grant certain options to Dominion Capital as consideration for such rights. On November 22, 1997 the Company renegotiated the terms of the Acquisition Agreement to extend its term for an additional five year period and eliminate the option and preferred share issuance granting to Dominion Capital. The amended agreement provided that options and performance bonuses would be payable to Dominion Capital as follows: (i) upon gross sales for SOLTRON equaling $10,000,000, Dominion Capital has the option to purchase 100,000 shares at $2.50 per share, plus a cash performance bonus of $400,000; (ii) upon gross sales for SOLTRON equaling $20,000,000, Dominion Capital has the option to purchase 150,000 shares at $3.50 per share, plus cash performance bonus of $400,000; (iii) upon gross sales for SOLTRON equaling $50,000,000 Dominion Capital has the option to purchase 250,000 shares at $4.50 per share, plus cash performance bonus of $500,000; and (iv) upon gross sales for SOLTRON equaling $100,000,000, Dominion Capital has the option to purchase 250,000 shares at $5.00 per share, plus a cash performance bonus of $1,000,000. Effective May 13, 1998 the Company and Dominion Capital agreed to an addendum to the Acquisition Agreement of November 4, 1996 by allowing the Company, on a first right of refusal basis, an interest in all other territories, except Japan, where SOLTRON and other products and services area currently being commercialized by the Dominion Capital, on terms and conditions to be negotiated on a product by product and a territory by territory basis.

         On November 4, 1996, the Company issued 3,520,000 shares of Common Stock to Dominion Capital at a price of $0.125 per share. On April 1, 1997, the Company issued 4,160,000 shares of Common Stock to Dominion Capital in exchange for cancellation of advances payable to Dominion Capital in the amount of $520,000.

         On June 17, 1998 the Company and Dominion Capital entered into a second Acquisition Agreement for the acquisition of the exclusive manufacturing, distribution, marketing and sales rights in North American to the product SP34E. The Company agreed to issue 6,000,000 shares of its Common Stock and pay a royalty of $2.25 for each kilogram of SP34E sold in the Company's territory. The term of the Acquisition Agreement was for five years with an option renew for an additional five years.

         On July 1, 1998 the Company entered into a Client Service Agreement with Dominion Capital Securities, Inc., ("DCSI") an Arizona corporation, for the provision of all investor and corporate communications services required by the Company. The term of the agreement is for six months and is renewable for further six month periods. In consideration for DCSI providing the services it will receive $275,000 of which $125,000 is payable in cash and the balance in the form of 50,000 shares of the Company's Common Stock. As further consideration DCSI has been granted an option to buy 100,000 shares of the Company's Common Stock at the exercise price of $3.00 per shares for a period of two years.

ITEM 8. DESCRIPTION OF SECURITIES

         The following statements with respect to the Company's securities are qualified by and subject to the detailed provisions of the Company's Articles of Incorporation and Bylaws, which are filed as exhibits hereto.

         The Company is authorized to issue up to 30,000,000 shares of Common Stock, $0.01 par value, of which 17,391,560 shares are issued and outstanding and 6,000,000 are reserved for issuance and 5,000,000 shares of preferred stock, $0.001 par value, undesignated as to class, powers, designations, preferences, limitations, restrictions or relative rights of which none are issued and outstanding. The Board of Directors of the Corporation is authorized to fix and determine any class or series of preferred stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the Board of Directors and in accordance with
Section 78.1955 of the Nevada Revised Statutes, as the same may be amended and supplemented.

         The Company has issued 2,000,000 A Warrants exercisable at $1.50 per share that expire on January 7, 1999, and 2,000,000 B Warrants exercisable at $3.00 per share that expire on January 7, 2000. The Company also granted certain warrants to Dominion Capital pursuant to the SOLTRON Acquisition Agreement to purchase up to 750,000 shares of the Company's Common Stock at prices ranging from $2.50 to $5.00 per share. Under its Stock Option Plan the Company has granted options to acquire a total of 1,200,000 shares, subject to certain vesting requirements, at the exercise prices ranging from $1.00 to $7.00 per share.

         All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, unless the matter is one upon which by express provision of law a different vote is required. The Common Stock does not have cumulative voting rights, which means that holders of more than 50% of the shares can elect all the Directors. Each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights with respect to the Common Stock. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "SLPW." The following table sets forth the quarterly high and low bid prices per share for the Common Stock, as reported by the OTC Bulletin Board. On March 31, 1998, there were approximately 350 beneficial holders of the Common Stock.

                                                       HIGH           LOW
                                                       ----           ---
         1996     Quarter ended March 31, 1996        $25.00(1)      $25.00(1)
                  Quarter ended June 30, 1996         $23.75(1)      $23.75(1)
                  Quarter ended September 30, 1996     $7.50(1)       $5.3125(1)
                  Quarter ended December 31, 1996      $1.25          $1.25
         1997     Quarter ended March 31, 1997         $1.75          $1.125
                  Quarter ended June 30, 1997          $1.50          $1.50
                  Quarter ended September 30, 1997     $0.4062        $0.4062
                  Quarter ended December 31, 1997      $0.625         $0.625
         1998     Quarter ended March 31, 1998         $2.75          $2.625
                  Quarter ended June 30, 1998          $3.50          $2.25

(1) The Company is unaware of any bids on the Company's Common Stock during this period ended.

         The Company has not paid, and the Company does not currently intend to pay cash dividends on its Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to retain all earnings, if any, to provided funds for operation and expansion of the Company's business.

         The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategies, among others.

ITEM 2. LEGAL PROCEEDINGS

         The Company is not currently a party to any pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On November 4, 1995, the Company issued 4,000,000 shares of Common Stock to 16 persons in exchange for control of Quantum Motion, Inc., a Colorado corporation. Current management is unaware of all facts and circumstances of the issuance, but believes the Company relied upon the exemption from registration of the shares issued in this transaction afforded by Section 4(2) of the Securities Act.

         On November 4, 1995, the Company issued 4,000,000 shares of its Common Stock, at the issue price of $0.125 per share, to 24 persons in exchange for a note receivable in the amount of $500,000.

Current management is unaware of all facts and circumstances of the issuance, but believes the offering was exempt from registration under Rule 504 of Regulation D and Section 4(2) of the Securities Act.

         On April 19, 1996, the Company issued 1,600,000 shares of its Common Stock to Philmont A.V.P., at the issue price of $5.00 per share, in exchange for a promissory note in the amount of $8,000,000. This offering was made in reliance upon the exemption from registration provided under Regulation S of the Securities Act. On June 12, 1996 the 1,600,000 shares issued to Philmont A.V.P. were cancelled for non-payment.

         On November 4, 1996, the Company acquired the North American manufacturing, marketing, distribution and sales rights to the Solpower product SOLTRON in exchange for the issuance of 5,000,000 shares of its Common Stock to Dominion Capital. The Company relied upon the exemption from registration of the shares issued in this transaction afforded by Section 4(2) of the Securities Act.

         On November 4, 1996, the Company issued 3,520,000 shares of its Common Stock, at $0.125 per share, to Dominion Capital, in exchange for a promissory note in the amount of $440,000. This offering was conducted by the Company and was made in reliance upon the exemption from registration provided under Rule 504 of Regulation D.

         On April 1, 1997, the Company issued 4,160,000 shares of its Common Stock, at $0.125 per share, to Dominion Capital, in exchange for cancellation of advances payable to Dominion Capital in the amount of $520,000. This offering was conducted by the Company and was made in reliance upon the exemption from registration provided under Rule 504 of Regulation D.

         On January 7, 1998, the Company issued 4,000,000 shares of its Common Stock, 2,000,000 A Warrants and 2,000,000 B Warrants to Angelus, Inc., for $2,000,000. Each A Warrant entitles the holder to acquire a share of Common Stock at $1.50 per share on or before January 7, 1999. Each B Warrant entitles the holder to acquire a share of Common Stock at $3.00 per share on or before January 7, 2000. This offering was made in reliance upon the exemption from registration provided under Regulation S of the Securities Act.

         On June 17, 1998, the Company agreed to issue 6,000,000 shares of its Common Stock to Dominion Capital and its assigns in exchange for the sales, distribution and marketing rights in North America to SP34E. The shares have not yet been issued, but are required to be issued with the agreement of the Company to register such shares after issuance.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of the Company eliminate the personal liability of the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of the State of Nevada (the "NEVADA CORPORATION LAW"). In addition, the Articles provide that the Company shall, to the fullest extent permitted by the Nevada Corporation Law, indemnify any and all persons that it has the power to indemnify thereunder from and against any and all expenses, liabilities or other matters referred to in or covered by the Nevada Corporation Law. The Articles further provide that the indemnification provided therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise. The Bylaws of the Company also provide for indemnification to the fullest extent permitted by the Nevada Corporation Law.

                                    PART F/S

                                      INDEX

         Independent Auditors' Report.......................................23

         Balance Sheet at March 31, 1998 and 1997...........................24

         Statement of Operations for the Years Ended
         March 31, 1998, 1997 and 1996......................................25

         Statement of Stockholders' Equity for the Period
         From Inception (June 7, 1982) Through March 31, 1998...............26

         Statement of Cash Flows for the Years Ended
         March 31, 1998, 1997 and 1996......................................29

         Notes to the March 31, 1998, 1997 and 1996
         Financial Statements...............................................31

         Balance Sheet at June 30, 1998 - Unaudited.........................44

         Statement of Operations for the Period Ended
         June 30, 1998 - Unaudited..........................................45

         Statement of Cash Flows for the Period Ended
         June 30, 1998 - Unaudited..........................................46

         Notes to the June 30, 1998 Financial Statements....................47

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Solpower Corporation
Scottsdale, Arizona 85251

We have audited the accompanying balance sheet of Solpower Corporation (the Company), as of March 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years ended March 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended March 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

/s/ Clancy & Co.

Clancy and Co., P.L.L.C.
Phoenix, Arizona
July 22, 1998

                              SOLPOWER CORPORATION
                                  BALANCE SHEET
                             MARCH 31, 1998 AND 1997

                                     ASSETS
                                                           1998           1997
                                                           ----           ----
Current Assets
  Cash                                                  $  183,842    $       437
  Inventory (Note 3)                                       101,906              0
  License Fee Receivable (Note 4)                        2,160,000              0
  Stock Subscription Receivable (Note 5)                 1,000,000              0
  Prepaid Expenses                                           2,917              0
                                                        ----------    -----------
Total Current Assets                                     3,448,665            437

Property and Equipment, Net (Note 6)                       131,942         49,050

Other Assets
  Marketing Rights (Note 7)                                 35,833         45,833
  Security Deposits                                         14,422          2,162
                                                        ----------    -----------
Total Other Assets                                          50,255         47,995
                                                        ----------    -----------

Total Assets                                            $3,630,862    $    97,482
                                                        ==========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                           1998           1997
                                                           ----           ----
Current Liabilities
  Accounts Payable                                      $    2,432              0
  Capital Lease Obligation, Current Portion (Note 8)         4,575              0
  Income Taxes Payable (Note 9)                             14,914              0
                                                        ----------    -----------
Total Liabilities                                           21,921              0

Long Term Liabilities
  Capital Lease Obligation, Noncurrent Portion (Note 8)      5,167              0
  Advances Payable, Related Party (Note 10)                 39,725        465,361
                                                        ----------    -----------
Total Long Term Liabilities                                 44,892        465,361
                                                        ----------    -----------

Total Liabilities                                           66,813        465,361

Commitments and Contingencies (Note 8)
Stockholders' Equity
  Preferred Stock; $0.001 Par Value, 5,000,000
  Authorized; Issued and Outstanding, NONE                    NONE           NONE

  Common Stock; $0.01 Par Value, 30,000,000
  Authorized; Issued and Outstanding, 17,391,560
  Shares at March 31, 1998 and 9,231,560 Shares
  at March 31, 1997                                        173,916         92,316

  Additional Paid In Capital                             3,410,904        972,504

  Accumulated Deficit                                      (20,771)    (1,432,699)
                                                        ----------    -----------

Total Stockholders' Equity                               3,564,049       (367,879)
                                                        ----------    -----------

Total Liabilities and Stockholders' Equity              $3,630 862    $    97,482
                                                        ==========    ===========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF OPERATIONS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                   For the       For the       For the
                                                 Year Ended    Year Ended     Year Ended
                                                  March 31,     March 31,      March 31,
                                                    1998          1997           1996
                                                    ----          ----           ----
Revenues (Note 4)                              $  2,400,000    $         0    $     1,995

Expenses
  General and Administrative                        975,379        857,879        442,143
                                               ------------    -----------    -----------

Operating Income (Loss)                           1,424,621       (857,879)      (440,148)

Other Income (Expense)
  Interest Income                                     3,405              0         19,908
  Interest Expense                                   (1,184)             0              0
  Loss From Discontinued Operations                       0       (118,885)             0
                                               ------------    -----------    -----------
Total Other Income (Expense)                          2,221       (118,885)        19,908
                                               ------------    -----------    -----------
Net Income (Loss) Before Provision For
  Income Taxes                                    1,426,842       (976,764)      (402,240)

Provision For Income Taxes (Note 9)                  14,914              0              0
                                               ------------    -----------    -----------

Net Income (Loss) Available to Common
  Stockholders                                 $  1,411,928    $  (976,764)   $  (402,240)
                                               ============    ===========    ===========

Earnings (Loss) Per Common Share Equivalents   $       0.09    $     (0.23)   $      (.21)
                                               ============    ===========    ===========

Weighted Number of Common Shares and
Common Share Equivalents Outstanding             14,982,469      4,261,560      1,882,500
                                               ============    ===========    ===========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM INCEPTION (JUNE 7, 1982)
                             THROUGH MARCH 31, 1998

                                                                                    Retained
                                                                       Additional   Earnings
                                               Common       Stock       Paid In   (Accumulated
                                               Shares       Amount      Capital     Deficit)    Total
                                               ------       ------      -------     --------    -----
Inception June 7, 1982                                      $          $          $           $

Issuance of Common Stock to Related
  Parties for Cash at $0.01 Per Share         2,579,800      25,798                            25,798

Issuance of Common Stock to Related
  Parties for Services at $0.01 Per Share        67,700         677                               677

Loss From Inception (June 7, 1982)
  Through March 31, 1987                                                             (232)       (232)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1987                       2,647,500      26,475          0       (232)     26,243
Loss, Year Ended March 31, 1988                                                   (10,823)    (10,823)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1988                       2,647,500      26,475          0    (11,055)     15,420

Contribution to Capital                                                  5,645                  5,645

Loss, Year Ended March 31, 1989                                                   (21,065)    (21,065)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1989                       2,647,500      26,475      5,645    (32,120)          0

Contribution of Capital                                                  1,000                  1,000

Loss, Year Ended March 31, 1990                                                      (605)       (605)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1990                       2,647,500      26,475      6,645    (32,725)        395

Contribution to Capital                                                    100                    100

Loss, Year Ended March 31, 1991                                                      (440)       (440)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1991                       2,647,500      26,475      6,745    (33,165)         55

Contribution to Capital                                                    300                    300

Loss, Year Ended March 31, 1992                                                    (1,272)     (1,272)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1992                       2,647,500      26,475      7,045    (34,437)       (917)

Contribution to Capital                                                    500                    500

Loss, Year Ended March 31, 1993                                                      (343)       (343)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1993                       2,647,500      26,475      7,545    (34,780)       (760)

Contribution to Capital                                                    300                    300

Loss, Year Ended March 31, 1994                                                      (350)       (350)
                                             ----------     -------     ------    -------     -------
Balance, March 31, 1994                       2,647,500      26,475      7,845    (35,130)       (810)

Contribution to Capital                                                    500                    500

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM INCEPTION (JUNE 7, 1982)
                             THROUGH MARCH 31, 1998

                                                                                       Retained
                                                                        Additional     Earnings
                                             Common         Stock        Paid In     (Accumulated
                                             Shares         Amount       Capital        Deficit)        Total
                                             ------         ------       -------        --------        -----
Loss, Year Ended March 31, 1995                                                             (565)        (565)
                                           ----------     --------     ----------     ----------     --------
Balance, March 31, 1995                     2,647,500       26,475          8,345        (35,695)        (875)

Issuance of Common Stock for Notes
  Receivable at $.125 Per Share,            1,363,000       13,630        156,745                     170,375
  November 4,1995

Issuance of Common Stock for Notes
  Receivable at $.125 Per Share,            2,637,000       26,370        303,255                     329,625
  November 4, 1995

Issuance of Common Stock for
  Marketing Rights at $.01 Per Share,       4,000,000       40,000                                     40,000
  December 11, 1995

3:1 Reverse Split, February 29,1996        (7,090,000)     (70,900)        70,900                           0

Loss, Year Ended March 31, 1996                                                         (420,240)    (420,240)
                                           ----------     --------     ----------     ----------     --------
Balance, March 31, 1996                     3,557,500       35,575        539,245       (455,935)     118,885

Issuance of Common Stock for Note
  Receivable at $5.00 Per Share, April      1,600,000       16,000      7,984,000                   8,000,000
  19, 1996

Cancellation of Common Stock for Note
  Receivable for Nonperformance,           (1,600,000)     (16,000)    (7,984,000)                 (8,000,000)
  June 12, 1996

5:1 Reverse Split, October 30, 1996        (2,845,940)     (28,459)        28,459                           0

Issuance of Common Stock for Cash at
  $.125 Per Share, November 4, 1996         3,520,000       35,200        404,800                     440,000

Issuance of Common Stock for
  Marketing Rights at $.01 Per Share,       5,000,000       50,000                                     50,000
  November 4, 1996

Loss, Year Ended March 31, 1997                                                         (976,764)    (976,764)
                                           ----------     --------     ----------     ----------     --------
Balance, March 31, 1997                     9,231,560       92,316        972,504     (1,432,699)    (367,879)

Issuance of Common Stock Under Reg
  D Private Offering at $.125 Per Share
  in Exchange for Cancellation of
  Advances Made to April 1, 1997            4,160,000       41,600        478,400                     520,000

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM INCEPTION (JUNE 7, 1982)
                             THROUGH MARCH 31, 1998

                                                                                  Retained
                                                                   Additional     Earnings
                                        Common        Stock         Paid In     (Accumulated
                                        Shares        Amount        Capital       Deficit)          Total
                                        ------        ------        -------       --------          -----
Issuance of Common Stock Under Reg
  S Placement at $.50 Per Share,
  January 9, 1998                      4,000,000        40,000     1,960,000                     2,000,000

Income, Year Ended March 31, 1998                                                 1,411,928      1,411,928
                                      ----------    ----------    ----------    -----------     ----------

Balance, March 31, 1998               17,391,560    $  173,916    $3,410,904    $   (20,771)    $3,564,049
                                      ==========    ==========    ==========    ===========     ==========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                              For The         For The       For The
                                                             Year Ended      Year Ended    Year Ended
                                                              March 31,       March 31,     March 31,
                                                                1998            1997          1996
                                                                ----            ----          ----
Cash Flows From Operating Activities
  Net Income (Loss)                                          $ 1,411,928     $(976,764)    $(420,240)
  Adjustments to Reconcile Net Income (Loss) to Net
    Cash Used In Operating Activities
  Depreciation and Amortization                                   37,477         6,767         2,203
  Changes in Assets and Liabilities
    (Increase) Decrease in Accounts Receivable                         0         1,995        (1,995)
    (Increase) Decrease in License Fee Receivable             (2,160,000)            0             0
    (Increase) Decrease in Inventory                            (101,906)            0             0
    (Increase) Decrease in Prepaid Expenses                       (2,917)       16,994       (16,994)
    (Increase) Decrease in Security Deposits                     (12,260)       (2,162)            0
    Increase (Decrease) in Accounts Payable                        2,432       (11,732)       10,824
    Increase (Decrease) in Income Taxes Payable                   14,914             0             0
                                                             -----------     ---------     ---------
  Total Adjustments                                           (2,222,260)       11,862        (5,962)
                                                             -----------     ---------     ---------
Net Cash Used In Operating Activities                           (810,332)     (964,902)     (426,202)

Cash Flows From Investing Activities
  Capital Expenditures                                          (110,369)      (51,650)      (61,000)
  Sale of Equipment and Marketing Rights                               0        98,797             0
                                                             -----------     ---------     ---------
Net Cash Flows Provided By (Used In) Investing Activities       (110,369)       47,147       (61,000)

Cash Flows From Financing Activities
  Proceeds From Issuance of Common Stock                       1,000,000       440,000       500,000
  Capital Lease Obligations                                        9,742             0             0
  Notes Receivable From Stock Sale                                     0             0      (500,000)
  Proceeds From Notes Receivable and Interest                          0             0       500,000
  Net Advances (Repayments) From Stockholders                     94,364       465,361             0
                                                             -----------     ---------     ---------
Net Cash Provided by Financing Activities                      1,104,106       905,361       500,000
                                                             -----------     ---------     ---------

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                       For The      For The      For The
                                                      Year Ended   Year Ended   Year Ended
                                                       March 31,    March 31,    March 31,
                                                         1998         1997        1996
                                                         ----         ----        ----
Increase (Decrease) in Cash and Cash Equivalents      $  183,405    $(12,394)    $12,798

Cash and Cash Equivalents, Beginning of Year                 437      12,831          33
                                                      ----------    --------     -------

Cash and Cash Equivalents, End of Year                $  183,842    $    437     $12,831
                                                      ==========    ========     =======

SUPPLEMENTAL INFORMATION
------------------------
Cash Paid For:
  Interest                                            $    1,184    $      0     $     0
                                                      ==========    ========     =======
  Income Taxes                                        $        0           0     $     0
                                                      ==========    ========     =======
Noncash Investing and Financing:
  Issuance of 4,000,000 Shares of Common Stock for
  Marketing Rights, December, 1995                    $        0    $      0     $40,000
                                                      ==========    ========     =======
  Issuance of 5,000,000 Shares of Common Stock for
  Marketing Rights, November 4, 1996                  $        0    $ 50,000     $     0
                                                      ==========    ========     =======
  Issuance of Common Stock in Exchange for Stock
  Subscription Receivable                             $1,000,000    $      0     $     0
                                                      ==========    ========     =======
  Issuance of Common Stock in Exchange for
  Cancellation of a Portion of Advances Payable       $  520,000    $      0     $     0
                                                      ==========    ========     =======

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 1 - ORGANIZATION
         ------------

         Solpower Corporation (the Company), formerly known as Virtual Technologies, Inc. and Dynafuel Corporation, was incorporated under the laws of the State of Utah on June 7, 1982, with an authorized capital of 30,000,000 shares of common stock with a par value of one cent ($0.01) per share. On December 12, 1995, the Company amended its articles of incorporation, changing its name to Virtual Technologies, Inc. and increasing the authorized preferred stock to 5,000,000 shares at $.25 par value. On July 22, 1996, the Company changed its legal domicile to the State of Nevada. On November 22, 1997, the Company restated the articles of incorporation, changing its name to Solpower Corporation and changing its preferred stock par value to one-tenth of one cent ($.001) per share.

         The Company has the exclusive sales, distribution, marketing and manufacturing rights for the United States, Mexico and Canada to the Solpower product, SOLTRON, a fuel enhancing product.

         On November 1, 1995, the Company issued 4,000,000 shares of common stock at $0.125 per share in exchange for a note receivable in the amount of $500,000.

         On December 11, 1995, the Company issued 4,000,000 shares of common stock at $0.01 per share in exchange for marketing rights, or $40,000.

         On February 29, 1996, the Company authorized a reverse split of common stock of 3:1.

         On April 19, 1996, the Company issued 1,600,000 shares of common stock at $5.00 per share in exchange for a note receivable in the amount of $8,000,000. On June 12, 1996, the agreement and the shares issued were canceled for nonperformance.

         On October 30, 1996, the Company authorized a reverse split of common stock of 5:1.

         On November 4, 1996, the Company issued 3,520,000 shares of common stock at $0.125 per share for cash, or $440,000.

         On November 4, 1996, the Company issued 5,000,000 shares of common stock at $0.01 per share in exchange for marketing rights.

         On April 1, 1997, the Company issued 4,160,000 share of common stock under a REG D private offering in exchange for cancellation of advances payable at $.125 per share, or $520,000.

         On January 9, 1998, the Company issued 4,000,000 shares of common stock under a REG S placement at $.50 per share, or $2,000,000.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 1 - ORGANIZATION (CONTINUED)
         ------------------------

         The Company was formed on June 7, 1982, and was in the development stage through March 31, 1997. The fiscal year ended March 31, 1998, is the first year during which it is considered an operating company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         A. Method of Accounting
            --------------------

         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents
            -------------------------

         The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         C. Inventory
            ---------
         Inventory is stated at the lower of cost or market using the first-in, first-out (fifo) method.

         D. Property, Equipment, and Depreciation
            -------------------------------------

         Property and equipment, stated at cost, is depreciated over their estimated useful lives as follows:

                  Computer and Office Equipment                5 years
                  Furniture                                    7 years
                  Vehicles                                     5 years
                  Plant Equipment                              7 years

         Depreciation is computed under the straight-line method for financial statement purposes and under accelerated methods for income tax purposes.

         Repairs and maintenance expenses are charged to operations as incurred.

         E. Revenue Recognition
            -------------------

         Revenues from sales to distributors and resellers is recognized when related products are shipped. Revenues from corporate license programs is recognized when the agreement is executed.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         -------------------------------------------

         F. Earnings or (Loss) Per Common Share
            -----------------------------------

         Earnings or (loss) per common share is computed based on weighted average number of shares outstanding at the date of the financial statements. Stock options are included as common share equivalents using the treasury stock method. The number of shares used in computing earnings (loss) per share was 14,982,469, 4,261,560, 1,882,500 for the years ended March 31, 1998, 1997 and 1996, respectively.

         G. Income Taxes
            ------------

         The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." See Note 9.

         H. Use of Estimates
            ----------------

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

         I. Pending Accounting Announcements
            --------------------------------

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

         J. Presentation
            ------------

         Certain accounts from prior years have been reclassified to conform with the current year's presentation.

NOTE 3 - INVENTORY
         ---------

         Inventory at March 31, 1998 of $101,906 consists of a small quantity of twenty five 55 gallon drums of fuel additive concentrate.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 4 - LICENSE FEE RECEIVABLE
         ----------------------

         During the year ended March 31, 1998, the Company entered into two licensing agreements for the sole and exclusive use and distribution of its product, SOLTRON, in the territories as defined below:

         SOLPOWER GREAT LAKES - Ohio, Indiana, Michigan, Illinois, and Wisconsin
         --------------------

         SOLPOWER SOUTHEAST - Florida, Mississippi, Alabama, Georgia, Arkansas,
         ------------------   and Louisiana

         On February 6, 1998, the Company entered into an agreement with Masters Marketing Group, Inc. (licensee) for the exclusive use and distribution of its product, SOLTRON, in the Great Lakes territory as defined above. The license fee is $1,200,000, with a down payment of $120,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $1,080,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before February 6, 2000.

         On March 18, 1998, the Company entered into an agreement with Solpower Southeast Corporation (licensee) for the exclusive use and distribution of its product, SOLTRON, in the Southeast territory as defined above. The license fee is $1,200,000, with a down payment of $120,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $ 1,080,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before March 18, 2000.

         The licensees are required to pay the Company the greater of the amount payable per the payment schedule in the agreement or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         At a minimum, future annual principal payments due the Company under both notes are as follows at March 31:

                   1999                  $  520,000
                   2000                  $1,640,000

NOTE 5 - STOCK SUBSCRIPTION RECEIVABLE/STOCK WARRANTS
         --------------------------------------------

         Subscription receivable at March 31, 1998, of $1,000,000 represents the balance of a subscription agreement with Angelus, Inc. On January 9, 1998, the Company issued 4,000,000 shares of common stock under a REG S placement at a price of $.50 per unit, or $2,000,000. A unit consists of one common share of capital stock of the Company,

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 5 - STOCK SUBSCRIPTION RECEIVABLE/STOCK WARRANTS (CONTINUED)
         --------------------------------------------------------

         and two nontransferable share purchase warrants. Each A Warrant entitles the purchaser to purchase an additional 2,000,000 common shares in the capital stock of the Company on or before 12 months from the date of subscription at a price of $1.50 per share, after which it expires. Each B Warrant entitles the purchaser to purchase an additional 2,000,000 common shares in the capital stock of the Company, on or before 24 months from the date of the subscription at a price of $3.00 per share, after which it expires. The purchaser therefore has the right to purchase up to an additional 4,000,000 common shares in the capital stock of the Company. The common shares and any shares issued pursuant to the exercise of the A and B Warrants are subject to a 12 month holding period commencing January 7, 1998.

NOTE 6 - PROPERTY AND EQUIPMENT, NET
         ---------------------------

         Property and equipment consists of the following at March 31, 1998 and 1997:

                                                        1998            1997
                                                        ----            ----
              Furniture and Fixtures                 $ 47,436          35,284
              Computer and Office Equipment            59,872          16,366
              Vehicles                                 15,172               0
              Plant Equipment                          39,538               0
                                                     --------        --------
              Total                                   162,018          51,650
              Less Accumulated Depreciation            30,076           2,600
                                                     --------        --------
              Net Book Value                         $131,942          49,050
                                                     ========        ========

         Depreciation expense charged to operations for the years ended March 31, 1998, 1997, and 1996 was $30,076, $2,600, and $774, respectively.

NOTE 7 - LONG-LIVED ASSETS
         -----------------

         On December 11, 1995, the Company acquired the marketing rights to a virtual reality motion based simulator in exchange for 4,000,000 shares of common stock or $40,000. The contract was for a period of 25 years, from October, 1995, and required that the Company purchase one simulator  per  month  commencing  April,  1996.  The  transaction  was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting
         Principles Board. During the fiscal year ended March 31, 1997, the Company sold the contract and related assets.

         On November 4, 1996, the Company acquired the exclusive sales, distribution, marketing and manufacturing rights to the Solpower product, SOLTRON, a fuel enhancing product, encompassing the North American Market (United States, Mexico and Canada), in exchange for 5,000,000 of common stock or $50,000. The contract is for a period of five

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 7 - LONG-LIVED ASSETS (CONTINUED)
         ----------------------------

         years. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company intends to amortize the marketing rights over the period of contract. Management will reassess annually the estimated useful life. Such amortization will result in charges against earnings of $10,000 per year. Amortization charged to operations for the years ended March 31, 1998 and 1997 was $10,000 and $4,167, respectively.

NOTE 8 - LEASE COMMITMENTS
         -----------------

         OPERATING LEASES - The Company leases 1,364 square feet of office space for its executive offices at 7309 E. Stetson Drive, Suite 102,
         Scottsdale, Arizona, 85251. The lease is for a period of one year beginning March 12, 1997, and expires March 11, 1998. The monthly rent is $1,614.67. On December 22, 1997, the Company's first amendment to the lease agreement extended the term to March 11, 1999 with the guaranteed minimum monthly rental being increased to $1,845.33. On March 31, 1998, the Company's second amendment extended the lease from March 12, 1999 to June 30, 2000, with the guaranteed minimum monthly rental being increased to $1,960.67

         On August 25, 1997, the Company entered into a lease for approximately 11,879 square feet of a 14,859 warehouse on 87,000 square feet of land, for its production facility located at 4247 W. Adams, Suite 2, Phoenix, AZ, 85009. The term of the lease is for five years commencing on September 1, 1997 and ending on August 31, 2002. Base rent is $3,920.07, plus property rental tax (currently 2.15%), for a total of $4,004.35. The Company has the option to lease the remainder of the warehouse, approximately 2,980 square feet at a lease rate of $.58 per square foot, with 180 days prior written notice of exercise to expand. On August 25, 1997, an addendum to the lease signed by the Company extends the lease period to September 14, 2002 and grants an option to purchase the real property and improvements for $600,000 if exercised between September 15, 1997 and March 15, 1998, or $639,000 if the option is exercised between March 15, 1998 through September 14, 1998.

         Additionally, the Company leases additional space located at 8270 N. Hayden Road, #2021, Scottsdale, Arizona, 85251, on a month to month basis, at the rate of $2,500 per month.

         On March 25, 1998, the Company entered into a rental agreement for a copier/printing machine for a term of 39 months, at $566.37 per month.

         Future minimal rental commitments are as follows at March 31:

                           1999             $76,993
                           2000             $78,377
                           2001             $60,731
                           2002             $49,751
                           2003             $24,026

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 8 - LEASE COMMITMENTS (CONTINUED)
         -----------------------------

         CAPITAL LEASES - On September 16, 1997, the Company entered into a motor vehicle lease agreement for a 1997 Ford Explorer for 24 months, at a monthly payment of approximately $508. Total payments due under the lease are $15,172, with $2,981 representing interest. The vehicle is included in property and equipment and is being depreciated over the life of the lease.

         Future minimum lease payments for the vehicle under capital lease at March 31, 1998 are as follows:

         1999                                                     $ 6,096
         2000                                                       5,521
                                                                  -------
         Total                                                     11,617
         Less Amount Representing Interest                          1,875
                                                                  -------
         Present Value of Net Obligations                           9,742
         Capital Lease Obligation, Current Portion                  4,575
                                                                  -------
         Capital Lease Obligation, Noncurrent Portion             $ 5,167
                                                                  =======

         Lease expense charged to operations for the years ended March 31, 1998, 1997, and 1996 was $106,932, $12,722, and $0, respectively.

NOTE 9 - PROVISION FOR INCOME TAXES
         --------------------------

         The current year net income of $1,426,842 is offset by prior year net operating losses of $1,397,004. The components of the provision for income taxes using the U.S. and state statutory tax rates are as follows:

                                           Provision/         Tax
                                           Payable            Rate
                                           -------            ----
         Current
             Federal                        $11,553            34%
             State                            3,361             9%
                                            -------
         Total                              $14,914
                                            =======

NOTE 10 - ADVANCES PAYABLE, RELATED PARTIES
          ---------------------------------

         During the years ended March 31, 1998 and 1997, the majority stockholder of the Company, Dominion Capital Pty., LTD., (Dominion) made net advances to the Company of $94,363 and $465,361. On April 1, 1997, the Company issued 4,160,000 shares of

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 10 - ADVANCES PAYABLE, RELATED PARTIES (CONTINUED)
          ---------------------------------------------

         common stock at $.125 per share, or $520,000 to Dominion, in exchange for cancellation of a portion of the advances payable.

         On November 4, 1996, the Company entered into an agreement with Dominion for a period of five years. Dominion agreed to provide up to $1,000,000 on an "as needed" basis for operational costs and for the development and construction of manufacturing facilities. Dominion was to be repaid for the advances with convertible preferred shares of the Company. The note payable was originally convertible into convertible preferred stock of the Company. On November 24, 1997, an addendum was signed by the Company deleting this from the agreement. The addendum grants stock options and pay performance bonuses based solely on gross sales figures of the Solpower product SOLTRON in the North American market. See Note 11. Additionally, the Company has the option to extend the term of this agreement for an additional period of five years, unless canceled by notice in writing, by either party, with a thirty day notice of cancellation.

NOTE 11 - STOCK OPTIONS
          -------------

         On November 24,1997, an addendum to the agreement was signed by the Company which grants the following options to Dominion based solely on the gross sales figures of the Solpower product SOLTRON in the North American Market as follows:

         a. Gross sales for the product equaling $10,000,000, option to purchase 100,000 shares of common stock at $2.50 per share, plus a cash performance bonus of $400,000.

         b. Gross sales for the product equaling $20,000,000, option to purchase 150,000 shares of common stock at $3.50 per share, plus a cash performance bonus of $400,000.

         c. Gross sales for the product equaling $50,000,000, option to purchase 250,000 shares of common stock at $4.50 per share, plus a cash performance bonus of $500,000.

         d. Gross sales for the product equaling $100,000,000, option to purchase 250,000 shares of common stock at $5.00 per share, plus a cash performance bonus of $1,000,000.

         The contract has an anti-dilution provision, that in the event that the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in the case the corporation shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 11 - STOCK OPTIONS (CONTINUED)
          -------------------------

         On January 30, 1998, the Company granted the option to purchase shares of the Company's common stock to certain individuals at a purchase price for each share subject to a fixed price per individual, that is equal to or greater than 100% of the fair market value of such stock as determined under the Solpower Corporation Stock Option and Incentive Plan (the Plan) as of this date. Mr. James H. Hirst was granted 300,000, Mr. Trond Matteson was granted 150,000 and Mr. Joshua Ward was granted 150,000 shares. The terms of such options shall commence as of January 30, 1998, and expire on January 30, 2003 or the termination of employment of Mr. Hirst or the services of Mr. Matteson or Mr. Ward.

         The options shall vest independently with respect to each grantee based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                     Percentage     Exercise    Minimum         Minimum Reported
                     Amount         Price       Market Price    Gross Revenues
                     ------         -----       ------------    --------------
          Hirst      33 1/3%        $1.00       $2.00           $6 million
                     33 1/3%        $1.75       $3.00           $9 million
                     33 1/3%        $2.50       $4.00           $12 million

          Matteson/  33 1/3%        $1.00       $2.00           $6 million
          Ward       33 1/3%        $2.00       $3.00           $9 million
                     33 1/3%        $3.00       $4.00           $12 million


         The Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved. Additionally, the options of Mr. Matteson shall not vest before August 1, 1998.

         A Company's stock option transactions for the years ended March 31, 1998, 1997, and 1996 are summarized as follows:


                                                        Number of       Option
                                                          Shares        Price
                                                          ------        -----
         Options Granted Under Marketing Agreement       1,500,000      $ 0.20
         During Fiscal Year Ended                        2,000,000        0.25
         March 31, 1997                                  7,500,000        0.30
                                                         5,000,000        0.32
                                                         ---------

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 11 - STOCK OPTIONS (CONTINUED)
          -------------------------


                                                   Number of           Option
                                                     Shares            Price
                                                     ------            -----
Options Outstanding and Exercisable at             16,000,000        $0.20-$0.32
         March 31, 1997

Cancellation of Options Per Amendment             (16,000,000)
         Marketing Agreement

Options Granted Under Amended                         100,000        $2.50
         Marketing Agreement                          150,000        $3.50
                                                      250,000        $4.50
                                                      250,000        $5.00

Options Granted Under Stock Option                    200,000        $1.00
         and Incentive Plan                           100,000        $1.75
                                                      100,000        $2.00
                                                      100,000        $2.50
                                                      100,000        $3.00
                                                    ---------
Options Outstanding and Exercisable                 1,350,000        $1.00-$5.00
         at March 31, 1998                          =========

         The Company has granted options to certain individuals subsequent to March 31, 1998. See Note 13.

NOTE 12 - DISCONTINUED OPERATIONS
          -----------------------

         The Company sold its virtual reality motion based simulator business in early fiscal 1997 and recorded a loss of $118,885. No revenues or expenses are included in the financial statements for the year ended March 31, 1997.

NOTE 13 - SUBSEQUENT EVENTS
          -----------------

         MAY 28, 1998 - The Company granted the option to purchase shares of the Company's common stock to certain directors at a purchase price for each share subject to a fixed price per individual, that, with the exception of the nonqualifying options, is equal to or greater than 100% of the fair market value of such stock as determined under the Plan as of this date. Mr. Fraser Moffat III was granted 350,000, 100,000 of which are nonqualifying, Mr. Naoya Yoshikawa was granted 100,000, Mr. Jerry Goddard was granted 100,000 shares and Mr. Jim Hirst was granted 100,000. The options may be exercised in whole or in part at any time after the vesting requirements with respect to any option shares has been achieved. The terms of such options shall commence as of May 28, 1998, and expire on May 28, 2003, or the termination as directors of the Company.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)
          -----------------------------

         The options shall vest independently with respect to each grantee, provided each grantee is a director of the Company on such vesting date, based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                                     Percentage     Exercise    Minimum        Minimum Reported
         Moffat                      Amount         Price       Market Price   Gross Revenues
                                     ------         -----       ------------   --------------
         (Incentive Stock Options)
                                      40%            $3.00        $3.00          $6 million
                                      40%            $5.00        $5.00          $9 million
                                      20%            $7.00        $7.00          $12 million

         (Nonqualifying Options)
                                     100%            $2.00        $2.00          $4 million

         Yoshikawa/                   50%            $3.00        $3.00          $6 million
         Goddard/                     50%            $7.00        $7.00          $12 million
         Hirst

         With respect to Mr.'s Yoshikawa, Goddard, and Hirst, the Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved.

         On May 18, 1998, Mr. Joshua Ward was terminated as a service provider to the Company and the 150,000 nonqualifying options granted to Mr. Ward on January 30, 1998, terminated on May 18, 1998.

         JUNE 1, 1998 - The Company has leased a 2.24 acre site located in Elkhart, Indiana, for activities including the manufacture and production of SOLTRON, to service the Solpower Great Lakes and Solpower Southeast licensees. The lease commences on June 1, 1998 and expires on May 31, 2003, at $2,500 per month. The Company has an option to renew this lease for an additional period of five years commencing with the expiration of the term granted.

         JUNE 17,1998 - The Company entered into an agreements with Dominion Capital Pty., LTD. that gives the Company the exclusive North American sales, distribution, marketing and manufacturing rights for SP34E, a direct drop-in replacement refrigerant gas for R-12 and R-134a, in exchange for the issuance of 6,000,000 common shares of

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)
          -----------------------------

         the Company's common stock and payment of a royalty of $2.25 per kilogram of SP34E sold.

         JUNE 30, 1998 - The Company entered into two separate agreements with Houston Mercantile Exchange, Inc. (licensee) for the exclusive use and distribution of its product, SOLTRON, in the South territory, which includes Texas, Oklahoma, and New Mexico, and the Mexico territory, which includes Mexico exclusively.

         The South license fee is $600,000, with a down payment of $60,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $540,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before June 30, 2000.

         The licensee is required to pay the Company the greater of the amount payable per the payment schedule in the agreement or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         The Mexico license fee is $1,800,000, with a down payment of $180,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $1,620,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before June 30, 2000.

         The licensee is required to pay the Company the greater of the amount payable per the payment schedule in the agreement or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         JULY 1, 1998 - The Company entered into an agreement with a related party, Dominion Capital Securities, Inc., (an Arizona Corporation) to perform investor relations and shareholders relations services commencing as of this date and continuing until completion, which is expected to be within the next six months. This agreement shall automatically renew for successive six month periods, on terms and conditions yet to be agreed upon, subject to termination by either party on thirty days written notice. The Company agrees to pay Dominion Capital Securities, Inc. as follows: (i) $125,000 in cash and 50,000 free trading shares upon execution of this agreement, for a total of $275,000; and (ii) an option to purchase 100,000 free trading shares valued at $3.00 per share. The option term shall expire 24 months from the day this date.

         JULY 1, 1998 - The Company granted the option to purchase 100,000 shares of the Company's common stock to Dominion Capital Securities, Inc., at a purchase price for

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)
          -----------------------------

         each share subject to a fixed price, that is equal to or greater than 100% of the fair market value of such stock as determined under the Plan as of this date. The options may be exercised in whole or in part at any time after the vesting requirements with respect to any option shares that has been achieved. The terms of such options shall commence as of July 1, 1998, and expire on July 1, 2000, or the termination of grantee's service to the Company.

         The options shall vest with respect to the grantee, provided grantee is providing services to the Company on such vesting date, based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

         Percentage        Exercise         Minimum           Minimum Reported
         Amount            Price            Market Price      Gross Revenues
         ------            -----            ------------      --------------

         100%              $3.00              $3.00              $6 million

         The Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved.

                              SOLPOWER CORPORATION
                                  BALANCE SHEET
                       FOR THE QUARTER ENDED JUNE 30, 1998
                                   (UNAUDITED)

                                     ASSETS
Current Assets
  Cash                                                        $      305
  Inventory (Note 3)                                              94,830
  License Fee Receivable (Note 4)                              4,557,762
  Stock Subscription Receivable (Note 5)                         900,000
  Accounts Receivable                                             38,803
                                                              ----------
Total Current Assets                                          $5,591,700

Property and Equipment, Net (Note 6)                             147,455

Other Assets
  Marketing Rights (Note 7)                                       93,333
  Security Deposits                                               14,422
                                                              ----------
Total Other Assets                                            $  255,210
                                                              ----------

Total Assets                                                  $5,846,910
                                                              ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Capital Lease Obligation, Current Portion (Note 8)               3,517
  Income Taxes Payable (Note 9)                                  825,444
                                                              ----------
Total Liabilities                                             $  828,961

Long Term Liabilities
  Capital Lease Obligation, Noncurrent Portion (Note 8)            5,167
  Advances Payable, Related Party (Note 10)                      169,891
                                                              ----------
Total Long Term Liabilities                                   $  175,058
                                                              ----------
Total Liabilities                                             $1,004,019
Commitments and Contingencies (Note 8)

Stockholders' Equity
  Preferred Stock; $0.001 Par Value, 5,000,000
  Authorized; Issued and Outstanding,                               NONE
  Common Stock; $0.01 Par Value, 30,000,000
  Authorized; Issued and Outstanding, 17,391,560
  Shares at June 30, 1998                                        233,916
  Additional Paid in Capital                                   3,410,904
  Retained Earnings                                            1,198,071
                                                              ----------
Total Stockholders' Equity                                    $4,842,891
                                                              ----------

Total Liabilities and Stockholders' Equity                    $5,846,910
                                                              ==========
                 The accompanying notes are an integral part of
                           these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF OPERATIONS
                       FOR THE QUARTER ENDED JUNE 30, 1998
                                   (UNAUDITED)


Revenues (Note 4)                                                  $  2,425,802

Expenses
General and Administrative                                              396,279
                                                                   ------------
Operating Income (Loss)                                               2,029,523
                                                                   ------------
Other Income (Expense)
Interest Income                                                             309
Interest Expense                                                           (462)
Loss From Discontinued Operations                                            --
                                                                   ------------
Total Other Income (Expense)                                               (153)
                                                                   ------------

Net Income (Loss) Before Provision For Income
Taxes                                                                 2,029,370

Provision For Income Taxes (Note 9)                                     810,530

Net Income (Loss) Available to Common
Stockholders                                                       $  1,218,840
                                                                   ------------
Earnings (Loss) Per Common Share Equivalents                       $       0.08
                                                                   ============

Weighted Number of Common Shares and
Common Share Equivalents Outstanding                               $ 15,429,932
                                                                   ============

                 The accompanying notes are an integral part of
                           these financial statements

                              SOLPOWER CORPORATION
                             STATEMENT OF CASH FLOWS
                       FOR THE QUARTER ENDED JUNE 30, 1998
                                   (UNAUDITED)

Cash Flows From Operating Activities
Net Income (Loss)                                                   $ 1,218,840
Adjustments to Reconcile Net Income (Loss) to
Net Cash Used in Operating Activities                                        --
Depreciation and Amortization                                             9,369
Changes in Assets and Liabilities                                            --
(Increase) Decrease in Accounts Receivable                               63,436
(Increase) Decrease in License Fee Receivable                        (2,400,000)
(Increase) Decrease in Inventory                                          7,075
(Increase) Decrease in Prepaid Expenses                                      --
(Increase) Decrease in Security Deposits                                     --
Increase (Decrease) in Accounts Payable                                  (2,432)
Increase (Decrease) in Income Taxes Payable                         $   810,530
                                                                    -----------
Total Adjustments                                                   $(1,512,022)
                                                                    ===========
Cash Flows From Investing Activities
Capital Expenditures                                                    (22,383)
Sale of Equipment and Marketing Rights                              $
                                                                    -----------
Net Cash Flows Provided By (Used In)
Investing Activities                                                    (22,383)

Cash Flows From Financing Activities                                         --
Proceeds From Issuance of Common Stock                                       --
Capital Lease Obligations                                                 8,680
Notes Receivable From Stock Sale                                             --
Proceeds From Notes Receivable and Interest                               2,239
Net Advances (Repayments) From Stockholders                         $    37,035
                                                                    -----------
Net Cash Provided by Financing Activities                           $    47,954
                                                                    -----------

Increase (Decrease) in Cash and Cash Equivalents                       (183,537)
Cash and Cash Equivalents, Beginning of Year                        $   183,842
                                                                    -----------
Cash and Cash Equivalents, End of Year                              $       305
                                                                    ===========
Supplemental Information
Cash Paid For:
Interest                                                            $       462
                                                                    ===========
Income Taxes                                                        $        --
                                                                    ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                              SOLPOWER CORPORATION
                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                           QUARTER ENDED JUNE 30, 1998

NOTE 1 - ORGANIZATION
         ------------

         Solpower Corporation (the Company), formerly known as Virtual Technologies, Inc. and Dynafuel Corporation, was incorporated under the laws of the State of Utah on June 7, 1982, with an authorized capital of 30,000,000 shares of common stock with a par value of one cent ($0.01) per share. On December 12, 1995, the Company amended its articles of incorporation, changing its name to Virtual Technologies, Inc. and increasing the authorized preferred stock to 5,000,000 shares at $.25 par value. On July 22, 1996, the Company changed its legal domicile to the State of Nevada. On November 22, 1997, the Company restated the articles of incorporation, changing its name to Solpower Corporation and changing its preferred stock par value to one-tenth of one cent ($.001) per share.

         The Company has the exclusive sales, distribution, marketing and manufacturing rights for the United States, Mexico and Canada to the Solpower product, SOLTRON, a fuel enhancing product and SP34E a refrigerant gas. On November 1, 1995, the Company issued 4,000,000 shares of common stock at $0.125 per share in exchange for a note receivable in the amount of $500,000.

         On December 11, 1995, the Company issued 4,000,000 shares of common stock at $0.01 per share in exchange for marketing rights, or $40,000.

         On February 29, 1996, the Company authorized a reverse split of common stock of 3:1.

         On April 19, 1996, the Company issued 1,600,000 shares of common stock at $5.00 per share in exchange for a note receivable in the amount of $8,000,000. On June 12, 1996, the agreement and the shares issued were canceled for nonperformance.

         On October 30, 1996, the Company authorized a reverse split of common stock of 5:1.

         On November 4, 1996, the Company issued 3,520,000 shares of common stock at $0.125 per share for cash, or $440,000.

         On November 4, 1996, the Company issued 5,000,000 shares of common stock at $0.01 per share in exchange for marketing rights.

         On April 1, 1997, the Company issued 4,160,000 share of common stock under a REG D private offering in exchange for cancellation of advances payable at $.125 per share, or $520,000.

         On January 9, 1998, the Company issued 4,000,000 shares of common stock under a REG S placement at $.50 per share, or $2,000,000.

         On June 17, 1998 the Company agreed to issue 6,000,000 shares of Common Stock in exchange for marketing rights to SP34E.

         The Company was formed on June 7, 1982, and was in the development stage through March 31, 1997. The fiscal year ended March 31, 1998, was the first year during which it was considered an operating company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         A. Method of Accounting
            --------------------

         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents
            -------------------------

         The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         C. Inventory
            ---------

         Inventory is stated at the lower of cost or market using the first-in, first-out (fifo) method.

         D. Property, Equipment and Depreciation
            ------------------------------------

         Property and equipment, stated at cost, is depreciated over their estimated useful lives as follows:

                  Computer and Office Equipment                 5 years
                  Furniture                                     7 years
                  Vehicles                                      5 years
                  Plant Equipment                               7 years

         Depreciation is computed under the straight-line method for financial statement purposes and under accelerated methods for income tax purposes.

         Repairs and maintenance expenses are charged to operations as incurred.

         E. Revenue Recognition
            -------------------

         Revenues from sales to distributors and resellers is recognized when related products are shipped. Revenues from corporate license programs is recognized when the agreement is executed.

         F. Earnings or (Loss) Per Common Share
            -----------------------------------

         Earnings or (loss) per common share is computed based on weighted average number of shares outstanding at the date of the financial statements. Stock options are included as common share equivalents using the treasury stock method. The number of shares used in computing earnings (loss) per share was 15,429,932 for the quarter ended June 30, 1998.

         G. Income Taxes
            ------------

         The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." See Note 9.

         H. Use of Estimates
            ----------------

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

         I. Pending Accounting Announcements
            --------------------------------

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

         J. Presentation
            ------------

         Certain accounts from prior years have been reclassified to conform with the current year's presentation.

NOTE 3 - INVENTORY
         ---------

         Inventory at June 30, 1998 of $94,830 consists of a small quantity of twenty three 55 gallon drums of fuel additive concentrate, and an amount of finished product.

NOTE 4 - LICENSE FEE RECEIVABLE
         ----------------------

         During the year quarter ended June 30, 1998, the Company entered into two licensing agreements for the sole and exclusive use and distribution of its product, SOLTRON in the territories as defined below:

         SOLPOWER MEXICO - Mexico
         ---------------
         SOLPOWER SOUTH - Texas, Oklahoma and New Mexico
         --------------

         On June 30, 1998, the Company entered into agreements with Houston Mercantile Exchange, Inc. (licensee) for the exclusive use and distribution of its product, SOLTRON in the South and Mexico territories as defined above. The license fee is $1,800,000 and $600,000 respectively with a down payment of $180,000 and $60,000 respectively due upon signing the agreements. The licensee signed promissory notes for the amounts outstanding. The notes bear interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before June 30, 2000.

         The licensee is required to pay the Company the greater of the amount payable per the payment schedule in the agreements or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         At a minimum, future annual principal payments due the Company under all notes are as follows at March 31:

                     1999               $1,720,000
                     2000               $2,840,000

NOTE 5 - STOCK SUBSCRIPTION RECEIVABLE/STOCK WARRANTS
         --------------------------------------------

         Subscription receivable at June 30, 1998, of $900,000 represents the balance of a subscription agreement with Angelus, Inc. On January 9, 1998, the Company issued 4,000,000 shares of common stock under a REG S placement at a price of $.50 per unit, or $2,000,000. A unit consists of one common share of capital stock of the Company, and two nontransferable share purchase warrants. Each A Warrant entities the purchaser to purchase an additional 2,000,000 common shares in the capital stock of the Company on or before 12 months from the date of subscription at a price of $1.50 per share, after which it expires. Each B Warrant entities the purchaser to purchase an additional 2,000,000 common shares in the capital stock of the Company, on or before 24 months from the date of the subscription at a price of $3.00, per share, after which it expires. The purchaser therefore has the right to purchase up to an additional 4,000,000 common shares in the capital stock of the

         Company. The common shares and any shares issued pursuant to the exercise of the A and B Warrants are subject to a 12 month holding period commencing January 7, 1998.

NOTE 6 - PROPERTY AND EQUIPMENT, NET
         ---------------------------

         Property and equipment consists of the following at June 30, 1998

                                                                      1998
                                                                      ----

                  Furniture and Fixtures                           $ 47,853
                  Computer and Office Equipment                      63,760
                  Vehicles                                           15,172
                  Plant Equipment                                    57,616
                                                                     ------
                  Total                                             184,401
                  Less Accumulated Depreciation                      36,946
                  Net Book Values                                  $144,455

         Depreciation expense charged to operations for the quarter ended June 30, 1998 was $6,869.

NOTE 7 - LONG-LIVED ASSETS
         -----------------

         On December 11, 1995, the Company acquired the marketing rights to a virtual reality motion based simulator in exchange for 4,000,000 shares of common stock or $40,000. The contract was for a period of 25 years, from October, 1995, and required that the Company purchase one simulator  per  month  commencing  April,  1996.  The  transaction  was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting
         Principles Board. During the fiscal year ended March 31, 1997, the Company sold the contract and related assets.

         On November 4, 1996, the Company acquired the exclusive sales, distribution, marketing and manufacturing rights to the Solpower product, SOLTRON, a fuel enhancing product, encompassing the North American Market (United States, Mexico and Canada), in exchange for 5,000,000 of common stock or $50,000. The contract is for a period of 5 years. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting Principles Board. The Company intends to amortize the marketing rights over the period of contract. Management will reassess annually the estimated useful life. Such amortization will result in charges against earnings of $2,500 per quarter. Amortization charged to operations for the quarter ended June 30, 1998 was $2,500

         On  June  17,  1998  the  Company   acquired   the   exclusive   sales,
         distribution, marketing and manufacturing rights to the Solpower refrigerant product, SP34E, encompassing the North American Market (United States, Mexico and Canada), in exchange for 6,000,000 of Common Stock or $60,000 and payment of a royalty of $2.25 per kilogram of SP34E. The contract is for a period of 5 years. The transaction was accounted for in accordance with the process for valuation of Intangible Assets as described in Statement No. 17 of the Accounting Principles Board. The Company intends to amortize the marketing rights over the period of the contract. Management will reassess annually, the estimated useful life. Such amortization will result in charges against earnings of $3,000 per quarter.

NOTE 8 - LEASE COMMITMENTS
         -----------------

         OPERATING LEASES - The Company leases 1,364 square feet of office space for its executive offices at 7309 E. Stetson Drive, Suite 102,
         Scottsdale, Arizona, 85251. The lease is for a period of one year beginning March 12, 1997, and expires March 11, 1998. The monthly rent is $1,614.67. On December 22, 1997, the Company's first amendment to the lease agreement extended the term to

         March 11, 1999, with the guaranteed minimum monthly rental being increased to $1,845.33. On March 31, 1998, the Company's second amendment extended the lease from March 12, 1999 to June 30, 2000, with the guaranteed minimum monthly rental being increased to $1,960.67.

         On August 25, 1997, the Company entered into a lease for approximately 11,879 square feet of a 14,859 warehouse on 87,000 square feet of land, for its production facility located at 4247 W. Adams, Suite 2, Phoenix, AZ, 85009. The term of the lease is for five years commencing on September 1, 1997 and ending on August 31, 2002. Base rent is $3,920.07, plus property rental tax (currently 2.15%), for a total of $4,004.35. The Company has the option to lease the remainder of the warehouse, approximately 2,980 square feet at a lease rate of $.58 per square foot, with 180 days prior written notice of exercise to expand. On August 25, 1997, an addendum to the lease signed by the Company extends the lease period to September 14, 2002 and grants an option to purchase the real property and improvements for $600,000 if exercised between September 15, 1997 and March 15, 1998, or $639,000 if the option is exercised between March 15, 1998 through September 14, 1998.

         Additionally, the Company leases additional space located at 8270 N. Hayden Road, #2021, Scottsdale, Arizona, 85251, on a month to month basis, at the rate of $2,500 per month.

         On March 25, 1998, the Company entered into a rental agreement for a copier/printing machine for a term of 39 months, at $566.37 per month.

         On June 1, 1998 the Company leased a 2.24 acre site located in Elkhart, Indiana, for activities including the manufacture and production of SOLTRON to service the Solpower Great Lakes and Solpower Southeast licensees. The lease commences on June 1, 1998 and expires on May 31, 2003, at $2,500 per month. The Company has an option to renew this lease for an additional period of five years commencing with the expiration of the term granted.

         Future minimal rental commitments are as follows at March 31:


                           1999                       $106,993
                           2000                       $108,377
                           2001                        $90,731
                           2002                        $79,751
                           2003                        $54,026

         CAPITAL LEASES - On September 16, 1997, the Company entered into a motor vehicle lease agreement for a 1997 Ford Explorer for 24 months, at a monthly payment of approximately $508. Total payments due under the lease are $15,172, with $2,981 representing interest. The vehicle is included in property and equipment and is being depreciated over the life of the lease.

         Future minimum lease payments for the vehicle under capital lease at June 30, 1998 are as follows:


         1999                                                     $ 4,572
         2000                                                       5,521
                                                                  -------
         Less Amount Representing Interest                         10,093
         Present Value of Net Obligations                           1,413
                                                                  -------
         Capital Lease Obligation, Current Portion                  8,680
         Capital Lease Obligation, Noncurrent Portion               3,513
                                                                  -------
                                                                  $ 5,167
                                                                  -------

         Lease expense charged to operations for the years ended Quarter ended June 30, 1998, was $25,099.

NOTE 9 - PROVISION FOR INCOME TAXES
         --------------------------

         The current quarter net income of $2,029,370 has US Federal Taxes provided for as follows:

                                    Provision/               Tax
                                    Payable                  Rate
                                    -------                  ----
         Current
                  Federal            $627,887                34%
                  State              $182,643                 9%
                                     --------
         Total                       $810,530

NOTE 10 - ADVANCES PAYABLE, RELATED PARTIES
          ---------------------------------

         During the quarter ended June 30, 1998 the majority stockholder of the Company, Dominion Capital Pty., LTD., (Dominion) made net advances to the Company of $37,035. On November 4, 1996, the Company entered into an agreement with Dominion for a period of five years. Dominion agreed to provide up to $1,000,000 on an "as needed" basis for operational costs and for the development and construction of manufacturing facilities. Dominion was to be repaid for the advances with convertible preferred shares of the Company. The note payable was originally convertible into convertible preferred stock of the Company. On November 24, 1997, an addendum was signed by the Company deleting this from the agreement. The addendum grants stock options and pay performance bonuses based solely on gross sales figures of the Solpower product SOLTRON in the North American market. See Note 11. Additionally, the Company has the option to extend the term of this agreement for an additional period of five years, unless canceled by notice in writing, by either party, with a thirty day notice of cancellation.

NOTE 11 - STOCK OPTIONS
          -------------

         On November 24, 1997, an addendum to the agreement was signed by the Company which grants the following options to Dominion based solely on the gross sales figures of the Solpower product SOLTRON in the North American Market as follows:

         a. Gross sales for the product equaling $10,000,000, option to purchase 100,000 shares of common stock at $2.50 per share, plus a cash performance bonus of $400,000.

         b. Gross sales for the product equaling $20,000,000, option to purchase 150,000 shares of common stock at $3.50 per share, plus a cash performance bonus of $400,000.

         c. Gross sales for the product equaling $50,000,000, option to purchase 250,000 shares of common stock at $4.50 per share, plus a cash performance bonus of $500,000.

         d. Gross sales for the product equaling $100,000,000, option to purchase 250,000 shares of common stock at $5.00 per share, plus a cash performance bonus of $1,000,000.

         The contract has an anti-dilution provision, that in the event that the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in the case the corporation shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

         On January 30, 1998, the Company granted the option to purchase shares of the Company's common stock to certain individuals at a purchase price for each share subject to a fixed price per individual, that is equal to or greater than 100% of the fair market value of such stock as determined under the Solpower Corporation Stock Option and Incentive Plan (the Plan) as of this date. Mr. James H. Hirst was granted 300,000, Mr. Trond Matteson was granted 150,000 and Mr. Joshua Ward was granted 150,000 shares. The terms of such options shall commence as of January 30, 1998, and expire on January 30, 2003 or the termination of employment of Mr. Hirst or the services of Mr. Matteson or Mr. Ward.

         The options shall vest independently with respect to each grantee based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                       Percentage   Exercise    Minimum         Minimum Reported
                       Amount       Price       Market Price    Gross Revenues
                       ---------------------------------------------------------
         Hirst         33 1/3%      $1.00         $2.00            $6 million
                       33 1/3%      $1.75         $3.00            $9 million
                       33 1/3%      $2.50         $4.00            $12 million

         Matteson/     33 1/3%      $1.00         $2.00            $6 million
         Ward          33 1/3%      $2.00         $3.00            $9 million
                       33 1/3%      $3.00         $4.00            $12 million

         The Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved. Additionally, the options of Mr. Matteson shall not vest before August 1, 1998.

         On May 18, 1998, Mr. Joshua Ward was terminated as a service provider to the Company and the 150,000 nonqualifying options granted to Mr. Ward on January 30, 1998, terminated on May 18, 1998.

         On May 28, 1998, the Company granted the option to purchase shares of the Company's common stock to certain directors at a purchase price for each share subject to a fixed price per individual, that, with the exception of the nonqualifying options, is equal to or greater than 100% of the fair market value of such stock as determined under the Plan as of this date. Mr. Fraser Moffat III was granted 350,000, 100,000 of which are nonqualifying, Mr. Naoya Yoshikawa was granted 100,000, Mr. Jerry Goddard was granted 100,000 shares and Mr. Jim Hirst was granted 100,000. The options may be exercised in whole or in part at any time after the vesting requirements with respect to any option shares has been achieved.The terms of such options shall commence as of May 28, 1998, and expire on May 28, 2003, or the termination as directors of the Company.

         The options shall vest independently with respect to each grantee, provided each grantee is a director of the Company on such vesting date, based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                                    Percentage    Exercise    Minimum          Minimum Reported
                                    Amount        Price       Market Price     Gross Revenues
                                    -----------------------------------------------------------
         Moffat
         (Incentive Stock Options)
                                     40%           $3.00         $3.00            $6 million
                                     40%           $5.00         $5.00            $9 million
                                     20%           $7.00         $7.00           $12 million
         (Nonqualifying Options)
                                    100%           $2.00         $2.00            $4 million
         Yoshikawa/                  50%           $3.00         $3.00            $6 million
         Goddard/                    50%           $7.00         $7.00           $12 million
         Hirst

         With respect to Mr.'s Yoshikawa, Goddard, and Hirst, the Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved.

         The Company's stock option transactions for the years ended March 31, 1998, and Quarter ended June 30, 1998, are summarized as follows:

                                                      Number of           Option
                                                      Shares              Price
                                                      ------              -----
         Options Granted Under Marketing
                  Agreement                           1,500,000           $0.20
         During Fiscal Year Ended                     2,000,000           $0.25
         March 31, 1997                               7,500,000           $0.30
                                                      5,000,000           $0.32

         Options Outstanding and Exercisable at
                  March 31, 1997                     16,000,000     $0.20-$0.32
         Cancellation of Options Per Amendment
                  Marketing Agreement               (16,000,000)
         Options Granted Under Amended
                  Marketing Agreement                   100,000           $2.50
                                                        150,000           $3.50
                                                        250,000           $4.50
                                                        250,000           $5.00

         Options Granted Under Stock Option
                  and Incentive Plan                    200,000
         Options Cancelled May 18, 1998                 (50,000)
                                                    -----------
                                                        150,000           $1.00

                                                        100,000           $1.75

                                                        200,000
         Options Cancelled May 18, 1998                 (50,000)
                                                    -----------
                                                        150,000           $2.00
                                                        100,000           $2.50

                                                        350,000
         Options Cancelled May 18, 1998                 (50,000)
                                                     ----------
                                                        300,000           $3.00

                                                        100,000           $5.00

                                                        200,000           $7.00

         Options Outstanding and Exercisable
                  at June 30, 1998                   $1,850,000     $1.00-$7.00
                                                     ==========

NOTE 12 - SUBSEQUENT EVENTS
          -----------------

         JULY 1, 1998 - The Company entered into an agreement with a related party, Dominion Capital Securities, Inc., (an Arizona Corporation) to perform investor relations and shareholders relations services commencing as of this date and continuing until completion, which is expected to be within the next six months. This agreement shall automatically renew for successive six month periods, on terms and conditions yet to be agreed upon, subject to termination by either party on thirty days written notice. The Company agrees to pay Dominion Capital Securities, Inc. as follows: (i) $125,000 in cash and 50,000 free trading shares upon execution of this agreement, for a total of $275,000; and (ii) an option to purchase 100,000 free trading shares valued at $3.00 per share. The option term shall expire 24 months from the day this date.

         JULY 1, 1998 - The Company granted the option to purchase 100,000 shares of the Company's common stock to Dominion Capital Securities, Inc., at a purchase price for each share subject to a fixed price, that is equal to or greater than 100% of the fair market value of such stock as determined under the Plan as of this date. The options may be exercised in whole or in part at any time after the vesting requirements with respect to any option shares that has been achieved. The terms of such options shall commence as of July 1, 1998, and expire on July 1, 2000, or the termination of grantee's service to the Company.

         The options shall vest with respect to the grantee, provided grantee is providing services to the Company on such vesting date, based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:


              Percentage     Exercise       Minimum            Minimum Reported
              Amount         Price          Market Price       Gross Revenues
              -----------------------------------------------------------------

              100%           $3.00            $3.00                $6 million

         The Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved

NOTE 13 - DISCONTINUED OPERATIONS
          -----------------------

         The Company sold its virtual reality motion based simulator business in early fiscal 1997 and recorded a loss of $118,885. No revenues or expenses are included in the financial statements for the year ended March 31, 1997.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

2.1     Articles  of  Merger,   merging  Virtual   Technologies   Inc.,  a  Utah
        Corporation, into Virtual Technologies Inc., a Nevada Corporation, dated July 26, 1996.

2.2 Plan of Merger of the Company, merging Virtual Technologies Inc., a Utah Corporation into Virtual Technologies Inc., a Nevada Corporation, dated July 19, 1996.

3.1     Restated  Articles  of  Incorporation  of  Solpower   Corporation  dated
        November 24, 1997.

3.2     Amended and Restated Bylaws of Solpower  Corporation  dated November 24,
        1997.

10.1 Acquisition Agreement dated November 4, 1996 between Dominion Capital Pty. Ltd. and Virtual Technologies, Inc. for the Distribution & Manufacturing Rights of SOLTRON Product.

10.2 Acquisition Agreement amendment dated November 24, 1997 outlining clarifications and extensions of original Acquisition Agreement dated November 4, 1996.

10.3    Addendum to Acquisition Agreement dated May 13, 1998.

10.4 Acquisition Agreement dated June 17, 1998 between Dominion Capital Pty. Ltd. and Solpower Corporation for the Distribution and Manufacturing Rights of SP34E Product.

10.5    Form of Master License Agreement.

10.6    Form of Security Agreement.

10.7 Property Lease Agreement between Arizona Industrial Capital Limited Partnership and Virtual Technologies, Inc. dated August 25, 1997.

10.8 Property Lease Agreement and amendments between Scottsdale Stetson Corporation and Virtual Technologies, Inc. dated March 12, 1997.

10.9 First Amendment to Property Lease Agreement between Scottsdale Stetson Corporation and Virtual Technologies, Inc.

10.10 Second Amendment to Property Lease Agreement between Scottsdale Stetson Corporation and Virtual Technologies, Inc.

10.11 Commercial Lease between D.I. South, Inc. and Solpower Corporation dated June 1, 1998

10.12 Solpower Corporation Stock Option and Incentive Plan dated November 22, 1997.

10.13 Territory Licensee Finders Fee Agreement between Virtual Technologies, Inc. and Charles C. Van Zee dated November 5, 1997.

10.14 Territory Licensee Finders Fee Agreement between Solpower Corporation and Josh Ward dated February 1, 1998.

10.15 Territory Licensee Finders Fee Agreement between Solpower Corporation and Trond Matteson dated February 1, 1998.

10.16 Client Services Agreement between Solpower Corporation and Dominion Capital Securities, Inc. dated July 1, 1998.

11.1    Statement re Computation of Per Share Earnings.

23.1    Auditor's Consent.

27.1    Financial Data Schedule.

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 SOLPOWER CORPORATION
                                 (Registrant)



Dated: 08/21/98                  By: /s/ James H. Hirst
      -----------------             --------------------------------------------
                                         James H. Hirst, Chief Executive Officer

          In accordance with the Securities Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Dated: 08/21/98                  By: /s/ James H. Hirst
      -----------------             --------------------------------------------
                                         James H. Hirst, Chief Executive Officer
                                         and Director


Dated: 08/21/98                  By: /s/ Leif Schipper
      -----------------             --------------------------------------------
                                         Leif Schipper, Chief Financial Officer
                                         and Director
                                       58